                                                     REGISTRATION NO. 33-
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                               CONMED CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

             NEW YORK                       16-0977505
   (State or Other Jurisdiction            (IRS Employer
of Incorporation or Organization)     Identification Number)

                                310 BROAD STREET
                             UTICA, NEW YORK 13501
                                 (315) 797-8375
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
            EUGENE R. CORASANTI, CHAIRMAN OF THE BOARD AND PRESIDENT
                               CONMED CORPORATION
                                310 BROAD STREET
                             UTICA, NEW YORK 13501
                                 (315) 797-8375
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                                   COPIES TO:

ROBERT B. HIDEN, JR., ESQ.          ROBERT E. REMMELL, ESQ.           FREDERICK W. KANNER, ESQ.
    SULLIVAN & CROMWELL        STEATES REMMELL STEATES & DZIEKAN           DEWEY BALLANTINE
      250 PARK AVENUE             4 OXFORD CROSSING, SUITE 104       1301 AVENUE OF THE AMERICAS
    NEW YORK, NY 10177               NEW HARTFORD, NY 13413               NEW YORK, NY 10019
      (212) 558-4000                     (315) 724-6175                     (212) 259-8000

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 As soon as practicable after the effective date of the Registration Statement.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                       CALCULATION OF REGISTRATION FEE
[CAPTION]

    TITLE OF EACH CLASS OF                                    PROPOSED MAXIMUM          PROPOSED MAXIMUM
          SECURITIES                  AMOUNT TO BE             OFFERING PRICE              AGGREGATE            AMOUNT OF
       TO BE REGISTERED                REGISTERED               PER UNIT(2)            OFFERING PRICE(2)     REGISTRATION FEE
Common Stock, par value $0.01
  per share.................      3,392,500 shares(1)           $23.125 (3)            $78,451,562.50(3)         $15,691(3)

(1) Includes 442,500 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(3) In accordance with Rule 457(c), the proposed maximum offering price per share is based on the average of the high and low prices reported in the consolidated reporting system as of a specified date within five business days prior to the date of filing this Registration Statement.
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

(Redherring appears on left hand side of page rotated. Language is as follow.)

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED DECEMBER 22, 1995
PROSPECTUS
                                2,950,000 Shares

                            (Conmed logo appears here)

                                  Common Stock
     Of the 2,950,000 shares of Common Stock offered hereby, 2,800,000 shares are being offered by CONMED Corporation ("CONMED" or the "Company") and 150,000 shares are being offered by the Selling Shareholder. See "The Selling Shareholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholder. The Common Stock of the Company is traded on The Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CNMD." The last reported sale price of the Company's Common Stock, as reported on the Nasdaq National Market on December 20, 1995, was $24.59 per share. See "Price Range of Common Stock."
     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
          PROSPECTUS. ANY   REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                                       UNDERWRITING                        PROCEEDS TO
                                     PRICE TO         DISCOUNTS AND        PROCEEDS TO       SELLING
                                      PUBLIC         COMMISSIONS (1)       COMPANY (2)   SHAREHOLDER (2)

Per Share.......................        $                   $                   $              $
Total (3).......................        $                   $                   $              $

(1) The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company and the Selling Shareholder
    estimated at $           and $           , respectively.
(3) The Company has granted the Underwriters a 30-day option to purchase from the Company up to 442,500 additional shares of Common Stock on the same terms as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling
    Shareholder will be $           , $           , $           and
    $           , respectively. See "Underwriting."
     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for shares of
Common Stock will be available for delivery on or about February   , 1996 at the
offices of Smith Barney Inc., 14 Wall Street, New York, New York 10005.
Smith Barney Inc.
                                 Needham & Company, Inc.
                                                             UBS Securities Inc.
February   , 1996

                         [INSERT PICTURES OF PRODUCTS]
IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"). SEE "UNDERWRITING."
                                       2

                               PROSPECTUS SUMMARY
     THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMPANY'S COMMON STOCK, PAR VALUE $0.01 PER SHARE ("COMMON STOCK"), OFFERED HEREBY.
                                  THE COMPANY
     The Company is a leading provider of advanced electrosurgical systems and electrocardiogram ("ECG") electrodes and accessories. The Company also manufactures and markets a line of instruments for use in minimally-invasive surgical ("MIS") procedures, as well as products used for intravenous ("IV") therapy. Ninety percent of the Company's revenues are derived from the sale of single-use, disposable products. The Company's products are used in a variety of clinical settings, such as operating rooms, physicians' offices and critical care areas of hospitals. For the nine months ended September 29, 1995 and after giving pro forma effect to the Birtcher, Master Medical and NDM Acquisitions (each, as defined below) discussed below under "Recent Acquisitions", net sales from the United States comprised 87% of total net sales and net sales outside the United States comprised 13% of total net sales.
     The Company is divided into three divisions: Electrosurgical Systems, Patient Care and Minimally-Invasive Surgery. Each division has its own dedicated salesforce. Through its Electrosurgical Systems Division, the Company develops, manufactures and markets a comprehensive range of electrosurgical generators, argon beam coagulation systems, electrosurgical ground pads and electrosurgical pencils. The Company's Patient Care Division develops, manufactures and markets a broad line of ECG electrodes (adult, infant, premie, stress test and diaphoretic), ECG cables and lead wires, IV stabilization dressings and IV fluid drip rate gravity controllers. The Company will enter the wound care market with the NDM Acquisition. The Company's Minimally-Invasive Surgery Division develops, manufactures and markets a line of MIS products, including an electronic trocar system, suction irrigators, scissors and suction coagulators.
     The Company has used strategic business acquisitions to increase its market share in certain product lines, broaden its product offerings and realize economies of scale. During the last three years, the Company has completed three significant business acquisitions, as discussed below under "Recent Acquisitions." In addition, in October 1995, the Company entered into a definitive agreement to acquire substantially all the assets of NDM through an acquisition that is scheduled to be completed in the first quarter of 1996. These completed acquisitions, together with internal growth, resulted in net sales growth of approximately 70% over the past two years.
     According to the American Hospital Association and the American College of Surgeons, in 1993 more than 23 million surgical procedures were performed in the over 5,300 general hospitals in the United States, with another approximately three million procedures being performed in the approximately 1,800 free standing ambulatory surgery centers. The Company believes that a majority of these operations involved electrosurgery. The American Hospital Association data also show that of the hospitals in the United States, there are approximately 96,000 intensive care beds, including neonatal, pediatric, cardiac and medical/surgical intensive care. The Company believes that a majority of these beds are equipped for ECG monitoring. In addition, the Company believes that demographic trends, such as the aging of the U.S. population, also have a favorable effect on the demand for the Company's disposable medical products, since older people generally require more medical care and undergo more surgical procedures.
     The principal elements of the Company's growth strategy are to (i) expand its core business primarily through increased sales to its existing customers and sales of its products to new customers, (ii) continue to introduce new products and product enhancements of existing products into the health care market by taking advantage of its technical expertise, (iii) continue to evaluate acquisition opportunities that could increase market share and/or add new products in related medical device fields, and (iv) continue to improve operating margins by consolidating its product lines, integrating its manufacturing facilities and streamlining its processes.
     The Company's principal executive offices are located at 310 Broad Street, Utica, New York 13501, and its telephone number is (315) 797-8375.
                                       3

                              RECENT ACQUISITIONS
     In July 1993, the Company acquired the business and certain assets of Medtronic Andover Medical, Inc., a manufacturer of ECG monitoring and diagnostic electrodes and ECG cables and lead wires, for a cash purchase price of approximately $21.8 million plus the assumption of approximately $1.2 million of liabilities (the "Andover Acquisition").
     In March 1995, the Company acquired Birtcher Medical Systems, Inc. ("Birtcher") for approximately 1.6 million shares of Common Stock in a transaction valued at approximately $27.1 million (the "Birtcher Acquisition"). With the Birtcher Acquisition, the Company added the argon beam coagulation technology to its existing lines of electrosurgical products and strengthened the Company's position as a leading supplier of electrosurgical systems to the medical industry.
     In May 1995, the Company acquired the business and certain assets and liabilities of The Master Medical Corporation ("Master Medical") for a cash purchase price of approximately $9.5 million plus the assumption of net liabilities totalling approximately $0.5 million (the "Master Medical Acquisition"). The Master Medical Acquisition added a line of single-use IV fluid drip rate gravity controllers to the Company's product line.
     In October 1995, the Company signed an asset purchase agreement whereby the Company will acquire substantially all the business and certain assets of New Dimensions in Medicine, Inc. ("NDM") for a cash purchase price of approximately $32.0 million plus the assumption of net liabilities of approximately $5.1 million (the "NDM Acquisition"). Through the NDM Acquisition, which is expected to close in the first quarter of 1996 and which is subject to the approval of the shareholders of NDM, the Company will acquire the business of NDM relating to the design, manufacture and marketing of a broad line of ECG electrode products, disposable electrosurgical products and a broad line of various Hydrogel wound care products.
                                  THE OFFERING

Common Stock offered by:
  Company.........................................................  2,800,000 shares(1)
  Selling Shareholder.............................................  150,000 shares
Common Stock to be outstanding after the Offering.................  13,895,786 shares(1)(2)
Use of proceeds...................................................  Net proceeds to the Company of approximately
                                                                    $63.8 million will be used for the repayment
                                                                    of bank debt primarily incurred in connection
                                                                    with the Birtcher, Master Medical and NDM
                                                                    Acquisitions. See "Use of Proceeds."
Nasdaq National Market Symbol.....................................  CNMD

(1) Does not include up to 442,500 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."
(2) Based upon the number of shares of Common Stock outstanding as of December 1, 1995. Does not include (i) 698,470 shares of Common Stock subject to the warrant (the "Zimmer Warrant") to purchase Common Stock held by Zimmer, Inc. ("Zimmer") and (ii) 1,274,032 shares of Common Stock issuable upon exercise of outstanding stock options as of December 31, 1995 pursuant to the Company's stock option plans.
     UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) EXCLUDES (A) 1,274,032 SHARES OF COMMON STOCK ISSUABLE UPON EXERCISE OF OUTSTANDING OPTIONS AS OF DECEMBER 31, 1995 PURSUANT TO THE COMPANY'S STOCK OPTION PLANS AND (B) 698,470 SHARES OF COMMON STOCK SUBJECT TO THE ZIMMER WARRANT. UNLESS OTHERWISE INDICATED, ALL SHARE AND PER SHARE AMOUNTS HAVE BEEN ADJUSTED TO GIVE EFFECT TO THE COMPANY'S THREE-FOR-TWO STOCK SPLITS IN THE FORM OF STOCK DIVIDENDS PAID ON DECEMBER 27, 1994 AND NOVEMBER 30, 1995. AS USED HEREIN, UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "COMPANY" REFERS TO CONMED CORPORATION AND ITS SUBSIDIARIES.
                                       4

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      PRO FORMA FOR
                                                 YEARS ENDED                          THE YEAR ENDED         NINE MONTHS ENDED
                          DECEMBER 27,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,    DECEMBER 30,    SEPTEMBER 30,   SEPTEMBER 29,
                              1991           1992           1993           1994          1994(1)           1994            1995
CONSOLIDATED STATEMENTS
  OF INCOME (LOSS)(2)
Net sales...............    $ 38,458       $ 42,602       $ 53,641       $ 71,064        $135,357         $52,649         $71,886
Cost of sales...........      20,449         22,549         30,218         38,799          75,625          28,902          37,960
Selling and
  administrative
  expense...............      10,633         12,556         17,402         20,979          37,127          15,775          18,703
Litigation and product
  restructure...........          --             --          5,700(3)          --          14,941(4)           --              --
Research and development
  expense...............       1,275          1,695          2,222          2,352           4,186           1,693           2,115
Income (loss) from
  operations............       6,101          5,802         (1,901)         8,934           3,478           6,279          13,108
Interest income
  (expense), net........        (123)           290           (214)          (628)            250            (484)         (1,436)
Income (loss) before
  income taxes..........       5,978          6,092         (2,115)         8,306           3,728           5,795          11,672
Provision (benefit) for
  income taxes..........       2,033          1,986           (719)         2,890           1,342           2,028           4,125
Net income (loss).......    $  3,945       $  4,106       $ (1,396)      $  5,416        $  2,386         $ 3,767         $ 7,547
Earnings (loss) per
  common and common
  equivalent share......    $    .46       $    .42       $   (.15)      $    .56        $    .17         $   .40         $   .66
Weighted average number
  of common shares and
  equivalents
  outstanding...........       8,526          9,702          9,426          9,624          14,044           9,500          11,396
                          PRO FORMA FOR THE
                          NINE MONTHS ENDED
                            SEPTEMBER 29,
                               1995(1)
CONSOLIDATED STATEMENTS
  OF INCOME (LOSS)(2)
Net sales...............       $99,681
Cost of sales...........        52,637
Selling and
  administrative
  expense...............        24,370
Litigation and product
  restructure...........            --
Research and development
  expense...............         2,482
Income (loss) from
  operations............        20,192
Interest income
  (expense), net........           188
Income (loss) before
  income taxes..........        20,380
Provision (benefit) for
  income taxes..........         7,337
Net income (loss).......       $13,043
Earnings (loss) per
  common and common
  equivalent share......       $   .89
Weighted average number
  of common shares and
  equivalents
  outstanding...........        14,696

                                                                                                       SEPTEMBER 29,
                                                                                       DECEMBER 30,        1995
                                                                                           1994           ACTUAL
BALANCE SHEET DATA (2):
  Working capital....................................................................     $18,159         $32,231
  Total assets.......................................................................      62,104         118,146
  Long-term debt (less current portion)..............................................       6,875          27,840
  Total shareholders' equity.........................................................      43,061          71,224

                                                                                       SEPTEMBER 29, 1995
                                                                                         PRO FORMA(1)
BALANCE SHEET DATA (2):
  Working capital....................................................................      $  39,395
  Total assets.......................................................................        158,594
  Long-term debt (less current portion)..............................................             --
  Total shareholders' equity.........................................................        135,064

(1) Gives effect to the Birtcher Acquisition, the Master Medical Acquisition, the NDM Acquisition and the Offering as if each occurred on January 1, 1994 for the year ended December 30, 1994 and for the nine month period ended September 29, 1995. The pro forma financial information is based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Consolidated Financial Statements and should be read in conjunction therewith and with the historical financial statements of the Company, Birtcher, Master Medical and NDM, including the notes thereto, incorporated by reference herein. The pro forma financial information does not purport to present the financial position or the results of operations of the Company had the transactions assumed therein occurred on the dates specified, nor is it necessarily indicative of the results of operations which may be achieved in the future.
(2) Includes the results of (i) CONMED Andover Medical, Inc. ("CONMED Andover Medical"), the subsidiary formed as a result of the Andover Acquisition from July 12, 1993; (ii) Birtcher from March 14, 1995; and (iii) Master Medical from May 22, 1995, in each such case from the date of acquisition.
(3) Includes litigation charge of $5,000 relating to a patent infringement case involving the Company's line of coated electrosurgical accessory blades and a product restructure charge of $675 for the write-off of obsolete inventory.
(4) The historic Birtcher financial statements for the fiscal year ended June 30, 1994 included a $14,941 restructuring charge for closure of Birtcher's Boston facility and divestiture of the Solos product line.
                                       5

                                  RISK FACTORS
     IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
COMPETITIVE MARKET
     The market for the Company's products is competitive. The Company faces competition from other manufacturers and from suppliers of products employing other technologies. Competitive pricing pressures or the introduction of new products by the Company's competitors could have an adverse effect on the Company's revenues and profitability. In addition, the Company operates in an industry that engages in extensive research efforts. Some of the companies with which the Company now competes or may compete in the future have or may have more extensive research, marketing and manufacturing capabilities and significantly greater technical and personnel resources than the Company, and may be better positioned to continue to improve their technology in order to compete in an evolving industry. See "Business -- Competition."
EFFECTS OF ACQUISITIONS AND INTEGRATION OF ACQUIRED BUSINESSES
     An important element of the Company's business strategy has been to expand through acquisitions. The Company's future success is partially dependent upon its ability to effectively integrate acquired businesses with the Company's operations. In addition, the financial performance of the Company is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. There can be no assurance that past or future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. The Company has entered into a definitive agreement to acquire certain assets of NDM which the Company presently expects to close in the first quarter of 1996, although there can be no assurance that such transaction will be consummated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and "Business -- Strategy."
POSSIBLE FLUCTUATIONS IN DEMAND FOR PRODUCTS AND DEPENDENCE ON NEW PRODUCTS
     Demand for and use of the Company's electrosurgical equipment may fluctuate as a result of changes in surgeon preferences, the introduction of new electrosurgery products or new features to existing products, the introduction of alternative surgical technology and advances in surgical procedures and discoveries or developments in the health care industry. In addition, the growing trend toward managed care has increased cost-containment efforts of hospital purchasing departments. There can be no assurances that demand for the Company's products will not be adversely affected by such fluctuations and trends.
LOSS OF PATENTS AND COSTS OF PATENT LITIGATION
     Much of the technology used in the markets in which the Company competes is covered by patents. The Company has 85 U.S. patents and numerous corresponding foreign patents on products expiring at various dates from 1996 through 2012 and has additional patents pending. See "Business -- Research and Development Activities." The loss of the Company's patents could reduce the value of the related products. In addition, the cost to prosecute infringements of the Company's patents or the cost to defend the Company against patent infringement actions by others could be substantial. In 1993, a jury in a U.S. District Court trial in Salt Lake City, Utah found that the Company's line of coated electrosurgical accessory blades infringed a patent held by a competitor. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Years Ended December 30, 1993 and December 25, 1992."
SUBSTANTIAL GOVERNMENT REGULATION OF PRODUCTS
     All of the Company's products are classified as medical devices subject to regulation by the Food and Drug Administration (the "FDA"). As a manufacturer of medical devices, the Company's manufacturing processes and facilities are subject to on-sight inspection and continuing review by the FDA to insure compliance with "Good Manufacturing Processes," and the Company's products can be subject to recalls. Many of the Company's products are also subject to industry-set standards. Foreign sales are also subject to substantial government regulation. See "Business -- Government Regulation."
POSSIBLE VOLATILITY OF STOCK PRICE
     Market prices of securities of medical device companies, including the Common Stock of the Company, have been highly volatile. There may be significant volatility in the market price of the Common Stock due to factors that may or may
                                       6
not relate to the Company's performance. The market price of the Common Stock may be significantly affected by factors such as the announcement of new products or technological innovations by the Company or its competitors, acquisitions in the industry and quarterly variations in the Company's results of operations. See "Price Range of Common Stock."
RISK OF PRODUCT LIABILITY ACTIONS
     The nature of the Company's products as medical devices and today's litigious environment in the United States should be regarded as potential risks that could significantly and adversely affect the Company's financial condition and results of operations. The Company maintains insurance to protect against claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. See "Business -- Legal Proceedings."
                                USE OF PROCEEDS
     The net proceeds to the Company from the Offering, after payment of the Company's fees and expenses incurred in connection with the Offering, are estimated to be approximately $63.8 million (assuming a public offering price of $24.00 per share and that the Underwriters' overallotment option is not exercised). The Company will use the net proceeds from the Offering to repay outstanding debt under the Company's principal bank credit agreements (the "Credit Agreement"). The net proceeds of approximately $10.1 million (assuming a public offering price of $24.00 per share) resulting from the exercise of the over-allotment option, if exercised, will be used to repay amounts outstanding under the Credit Agreement and for working capital and other general corporate purposes. Pending utilization of the net proceeds, if any, from the sale of the Common Stock pursuant to the Underwriters' over-allotment option, the Company will invest the net proceeds in short-term interest-bearing obligations of investment grade.
     The borrowings under the Credit Agreement, of which $33.8 million was outstanding as of September 29, 1995 and $66.0 million of which is expected to be outstanding immediately prior to the closing of the Offering, include a term portion that matures on January 1, 2001 with quarterly principal payments commencing on April 1, 1996 and that bears interest at LIBOR plus 1.25% (7.23% at November 30, 1995) and a revolving portion that bears interest at LIBOR plus 1.25% (7.23% at November 30, 1995). Borrowings outstanding under the Credit Agreement were incurred primarily to finance the Birtcher Acquisition and the Master Medical Acquisition and the expected additional borrowings under the Credit Agreement are expected to be incurred primarily to finance the NDM Acquisition. After completion of the Offering, the Company expects to have a continuing $15 million revolving commitment under the Credit Agreement.
                                DIVIDEND POLICY
     The Board of Directors presently intends to retain future earnings to finance the development of the Company's business and does not presently intend to declare cash dividends. Should this policy change, the declaration of dividends will be determined by the Board in light of conditions then existing, including the Company's financial requirements and condition and provisions affecting the declaration and payment of dividends contained in debt agreements. The Credit Agreement prohibits the Company's payment of cash dividends and further subjects the Company to compliance with various financial covenants.
                                       7

                          PRICE RANGE OF COMMON STOCK
     The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "CNMD". The following table sets forth the high and low last reported sale prices for the indicated periods, adjusted to give effect to the three-for-two stock splits in the form of stock dividends paid on December 27, 1994 and November 30, 1995:

                                                                                                               HIGH      LOW
Fiscal 1993:
  First Quarter............................................................................................   $10.44    $ 6.56
  Second Quarter...........................................................................................     7.11      4.44
  Third Quarter............................................................................................     6.44      3.11
  Fourth Quarter...........................................................................................     5.56      4.00
Fiscal 1994:
  First Quarter............................................................................................   $ 6.89    $ 4.44
  Second Quarter...........................................................................................     6.44      5.11
  Third Quarter............................................................................................     8.44      5.56
  Fourth Quarter...........................................................................................    13.67      8.00
Fiscal 1995:
  First Quarter............................................................................................   $15.17    $11.17
  Second Quarter...........................................................................................    16.67      9.67
  Third Quarter............................................................................................    23.33     15.67
  Fourth Quarter (through December 20, 1995)...............................................................    24.59     20.00

     On December 20, 1995, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $24.59 per share. As of December 1, 1995, there were 1,323 shareholders of record of the Company's Common Stock.
                                       8

                                 CAPITALIZATION
     The following table sets forth the consolidated capitalization of the Company as of September 29, 1995, and (i) to give pro forma effect to the NDM Acquisition and (ii) as adjusted for the NDM Acquisition, the sale by the Company of 2,800,000 shares of Common Stock offered hereby at an assumed offering price of $24.00 per share of Common Stock and the application of the net proceeds therefrom.

                                                                                                  SEPTEMBER 29, 1995
                                                                                                     PRO FORMA
                                                                                                       (NDM            PRO FORMA
                                                                                      ACTUAL     ACQUISITION ONLY)    AS ADJUSTED
                                                                                                    (IN THOUSANDS)
Short-term debt (1)................................................................   $ 6,000        $  13,000         $   2,000
Long-term debt (less current portion) (1)..........................................   $27,840        $  53,000         $  --
Shareholders' equity:
  Preferred stock, par value $.01 per share; authorized 500,000 shares; none
     outstanding...................................................................     --            --                  --
  Common Stock, par value $.01 per share; authorized 20,000,000 shares; outstanding
     11,095,786 shares actual and pro forma and 13,895,786 shares pro forma as
     adjusted (2)(3)...............................................................       111              111               139
  Paid-in capital..................................................................    44,097           44,097           107,909
  Retained earnings................................................................    27,016           27,016            27,016
     Total shareholders' equity....................................................    71,224           71,224           135,064
       Total capitalization (3)....................................................   $99,064        $ 124,224         $ 135,064

(1) Short-term and long-term debt are secured by substantially all of the Company's property and assets, including buildings, equipment, accounts receivable, patents and trademarks and inventory.
(2) Does not include (i) 698,470 shares of Common Stock subject to the Zimmer Warrant (see "Description of Capital Stock -- Common Stock Warrant") and
    (ii) 1,274,032 shares of Common Stock issuable upon exercise of outstanding stock options as of December 31, 1995 pursuant to the Company's stock option plans.
(3) See Notes 3, 5, 7, 9, 10 and 11 of Notes to the Company's consolidated financial statements in the Form 10-K for information on certain commitments and contingencies.
                                       9

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
     The following unaudited Pro Forma Consolidated Statements of Income for the year ended December 29, 1994 and the nine months ended September 29, 1995, have been prepared to reflect adjustments to the Company's historical results of operations to give pro forma effect to (i) the Birtcher Acquisition, (ii) the Master Medical Acquisition, (iii) the NDM Acquisition, and (iv) the Offering, as if each had occurred as of the beginning of each period presented. The attached unaudited Pro Forma Consolidated Balance Sheet as of September 29, 1995 gives pro forma effect to the NDM Acquisition and the Offering as if each had occurred on that date.
     These pro forma statements have been prepared by the Company based on the audited financial statements of Birtcher for the year ended June 30, 1994, the audited financial statements of Master Medical for the year ended December 31, 1994, the audited financial statements of NDM for the ten-week period ended December 31, 1994 and the audited financial statements of MEI Diversified Inc. (NDM's predecessor) for the forty-two week period ended October 14, 1994. Additionally the pro forma statements have been prepared utilizing the unaudited financial statements of Birtcher for the six month period ended December 31, 1994 and the period January 1, 1995 through March 14, 1995 (date of acquisition), the unaudited financial statements of Master Medical for the period January 1, 1995 through May 19, 1995 (date of acquisition) and the unaudited financial statements of NDM for the nine months ended September 30, 1995.
     The Company has accounted for the Birtcher and Master Medical Acquisitions as purchases. The NDM Acquisition, which is subject to NDM shareholder approval, is expected to close in the first quarter of 1996. The NDM Acquisition will be accounted for using the purchase method of accounting, under which tangible and identifiable intangible assets acquired and liabilities assumed will be recorded at their respective fair values.
     Adjustments to the Pro Forma Consolidated Statement of Income include such adjustments as are necessary to allocate the Birtcher, Master Medical and NDM, purchase prices based on the estimated fair market value of the assets acquired and the liabilities assumed and to give effect to events that are directly attributable to the Birtcher, Master Medical and NDM Acquisitions, which are expected to have a continuing impact on the Company and are factually supportable. The adjustments related to the Pro Forma Consolidated Statement of Income assume the transactions were consummated on the beginning of each period presented.
     The purchase accounting adjustments made in connection with the development of the Unaudited Pro Forma Consolidated Financial Information have not been finalized.
     These pro forma statements are not necessarily indicative of the results of operations which would have been attained had each of the acquisitions been consummated on the dates indicated or which may be attained in the future. These pro forma statements should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and notes thereto of the Company, Birtcher, Master Medical and NDM, incorporated herein by reference.
                                       10

                               CONMED CORPORATION
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                  FOR THE NINE MONTHS ENDED SEPTEMBER 29, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                    HISTORICAL
                                                    BIRTCHER &
                                         HISTORICAL   MASTER                       PRO      HISTORICAL
                                         CONMED      MEDICAL      ADJUSTMENTS     FORMA        NDM        ADJUSTMENTS
Net sales.............................   $71,886     $  7,971       $  (104)(2)  $79,753     $ 23,034       $(3,106)(9)(10)(11)
Cost of sales.........................   37,960         4,727           344(2)    42,369       13,116        (2,848)(9)(10)(12)
                                                                       (662)(3)
Selling and administrative expense....   18,703         3,620           120(4)    20,228        9,489        (5,347)(9)(11)(12)
                                                                     (1,461)(3)
                                                                       (754)(5)
Research and development expense......    2,115           600          (448)(2)    2,167                        315(9)(11)(12)
                                                                       (100)(3)
                                         58,778         8,947        (2,961)      64,764       22,605        (7,880)
Income (loss) from operations.........   13,108          (976)        2,857       14,989          429         4,774
Interest (expense) income, net........   (1,436)          (90)         (329)(6)   (1,855)        (424)       (1,544)(13)
                                                                                                              4,011(14)
Other income (expense), net...........                                                            272          (272)(11)
Income (loss) before income tax.......   11,672        (1,066)        2,528       13,134          277         6,969
Provision (benefit) for income tax....    4,125             0           612(7)     4,737          173         2,427(15)
Net income (loss).....................   $7,547      $ (1,066)      $ 1,916      $ 8,397     $    104       $ 4,542
Earnings per common and common
  equivalent share....................   $  .66                                  $   .71
Weighted average number of common
  shares and equivalents
  outstanding.........................   11,396                         500(8)    11,244                      2,800(14)

                                          PRO
                                         FORMA
Net sales.............................  $99,681
Cost of sales.........................   52,637

Selling and administrative expense....   24,370

Research and development expense......    2,482

                                         79,489
Income (loss) from operations.........   20,192
Interest (expense) income, net........      188

Other income (expense), net...........        0
Income (loss) before income tax.......   20,380
Provision (benefit) for income tax....    7,337
Net income (loss).....................  $13,043
Earnings per common and common
  equivalent share....................  $   .89
Weighted average number of common
  shares and equivalents
  outstanding.........................   14,696

    See accompanying notes to the Unaudited Pro Forma Consolidated Financial
                                  Information
                for an explanation of the pro forma adjustments.
                                       11

                               CONMED CORPORATION
              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                 FOR THE TWELVE MONTHS ENDED DECEMBER 30, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                             HISTORICAL
                                             BIRTCHER &
                                  HISTORICAL   MASTER                       PRO       HISTORICAL
                                  CONMED      MEDICAL      ADJUSTMENTS     FORMA         NDM        ADJUSTMENTS
Net sales......................   $71,064     $ 36,688       $  (416)(2)  $107,336     $ 32,280      $  (4,259)(9)(10)(11)
                                                               1,377(2)
Cost of sales..................   38,799        22,600        (2,099)(3)    60,677       18,902         (3,954)(9)(10)(12)
Selling and administrative                                       479(4)
  expense......................   20,979        13,176        (6,042)(3)    28,592       15,644         (7,109)(9)(11)(12)
Litigation and product
  restructure..................                 14,941(1)                   14,941(1)
Research and development                                      (1,793)(2)
  expense......................    2,352         3,843          (635)(3)     3,767                         419(9)(11)(12)
                                  62,130        54,560        (8,713)      107,977       34,546        (10,644)
Income (loss) from
  operations...................    8,934       (17,872)        8,297          (641)      (2,266)         6,385
Interest (expense) income,                                                                              (2,150)(13)
  net..........................     (628)         (637)         (795)(6)    (2,060)        (475)         4,935(14)
Other income (expense), net....                                                            (152)           152(11)
Income (loss) before income
  tax..........................    8,306       (18,509)        7,502        (2,701)      (2,893)         9,322
Provision (benefit) for income
  tax..........................    2,890             0        (3,862)(7)      (972)         221          2,093(15)
Net income (loss)..............   $5,416      $(18,509)      $11,364      $ (1,729)    $ (3,114)     $   7,229
Earnings (loss) per common and
  common equivalent share......   $  .56                                  $   (.15)
Weighted average number of
  common shares and equivalents
  outstanding..................    9,624                       1,620(8)     11,224                       2,800(14)

                                   PRO
                                  FORMA
Net sales......................  $135,357

Cost of sales..................    75,625
Selling and administrative
  expense......................    37,127
Litigation and product
  restructure..................    14,941(1)
Research and development
  expense......................     4,186
                                  131,879
Income (loss) from
  operations...................     3,478
Interest (expense) income,
  net..........................       250
Other income (expense), net....         0
Income (loss) before income
  tax..........................     3,728
Provision (benefit) for income
  tax..........................     1,342
Net income (loss)..............  $  2,386
Earnings (loss) per common and
  common equivalent share......  $    .17
Weighted average number of
  common shares and equivalents
  outstanding..................    14,044

    See accompanying notes to the Unaudited Pro Forma Consolidated Financial
                                  Information
                for an explanation of the pro forma adjustments.
                                       12

                               CONMED CORPORATION
                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                               SEPTEMBER 29, 1995
                                 (IN THOUSANDS)

                                                                       HISTORICAL  HISTORICAL                              PRO
                                                                        CONMED        NDM        ADJUSTMENTS              FORMA
ASSETS
Current Assets:
  Cash..............................................................   $ 1,602      $  1,977      $     (22)(16)(18)     $  3,557
  Accounts receivable, net..........................................    21,752         4,412           (197)(16)           25,967
  Inventories.......................................................    20,490         7,376         (2,089)(16)(17)       25,777
  Deferred income tax...............................................       712                                                712
  Prepaid expenses..................................................       790           194            (39)(16)              945
      Total current assets..........................................    45,346        13,959         (2,347)               56,958
Property, plant and equipment.......................................    19,325        10,622         (1,035)(16)(17)       28,912
Covenant not to compete.............................................     1,263                                              1,263
Goodwill............................................................    46,700                       17,249(17)            63,949
Patents, and other assets...........................................     5,512         8,682         (6,682)(16)(17)        7,512
      Total assets..................................................   $118,146     $ 33,263      $   7,185              $158,594
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt.................................   $ 6,000      $  4,505      $  (8,505)(16)(18)(19) $  2,000
  Accounts payable..................................................     2,473         1,632            (60)(16)(17)        4,045
  Income taxes payable..............................................       621                                                621
  Accrued payroll and withholdings..................................     2,822         1,475          2,200(17)             6,497
  Accrued pension...................................................       162                                                162
  Other current liabilities.........................................     1,037         1,994          1,207(16)(17)(19)     4,238
      Total current liabilities.....................................    13,115         9,606         (5,158)               17,563
Long-term debt (less current portion)...............................    27,840         4,800        (32,640)(16)(18)(19)        0
Deferred income taxes...............................................     1,011                                              1,011
Accrued pension.....................................................       276                                                276
Deferred compensation...............................................       826                                                826
Long-term leases....................................................     3,125                                              3,125
Other long-term liabilities.........................................       729                                                729
      Total liabilities.............................................    46,922        14,406        (37,798)               23,530
Shareholders' Equity:
  Common stock......................................................       111            43            (15)(17)(19)          139
  Paid in capital...................................................    44,097        18,457         45,355(17)(19)       107,909
  Retained earnings.................................................    27,016           357           (357)(17)           27,016
      Total shareholders' equity....................................    71,224        18,857         44,983               135,064
      Total liabilities and shareholders' equity....................   $118,146     $ 33,263      $   7,185              $158,594

    See accompanying notes to the Unaudited Pro Forma Consolidated Financial
                                  Information
                   for explanation of pro forma adjustments.
                                       13

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
GENERAL
     The attached Pro Forma Consolidated Statements of Income for the nine months ended September 29, 1995 and the year ended December 30, 1994 give effect to the Birtcher and Master Medical Acquisitions, which were completed on March 14, 1995 and May 19, 1995, respectively, and the NDM Acquisition. The foregoing Pro Forma Consolidated Balance Sheet as of September 29, 1995 gives effect to the NDM Acquisition as if it had occurred on that date. No pro forma adjustments are necessary for the Birtcher and Master Medical Acquisitions on the September 29, 1995 Pro Forma Consolidated Balance Sheet since those transactions were completed prior to September 29, 1995.
BIRTCHER AND MASTER MEDICAL ACQUISITIONS
     1. The historic Birtcher financial statements for the fiscal year ended June 30, 1994 included a $14,941 restructuring charge for closure of Birtcher's Boston facility and divestiture of the Solos product line.
     2. Prior to the Birtcher Acquisition, the Company supplied certain partially completed manufactured items to Birtcher. Sales to Birtcher in 1994 and for the period in 1995 up to the acquisition date amounted to $416 and $104, respectively. These amounts have been eliminated from Sales and Cost of sales in the Pro Forma Combined Statements of Income. Additionally, cost of sales and research and development expense have been adjusted to conform to the Company's presentation.
     3. The Birtcher and Master Medical Acquisitions involved medical products companies with product lines similar to those manufactured and sold by the Company. Effective with the respective acquisition dates of the two businesses, the Company immediately reduced duplicate facilities, and eliminated duplicate manufacturing, selling, administrative and research costs by closing excess plants and by terminating redundant staff. The following adjustments are made to the historical Birtcher and Master Medical amounts to reflect the cost reductions as of the beginning of the period presented:

                                                                                     1994       1995
Cost of sales....................................................................   $(2,099)   $  (662)
Selling and administrative expense...............................................    (6,042)    (1,461)
Research and development expense.................................................      (635)      (100)

     4. Selling and administrative expense has been increased $479 for the year ended December 30, 1994 and $120 for the nine months ended September 29, 1995 reflecting the additional amortization of intangible assets resulting from purchase accounting adjustments using the straight-line method over the estimated remaining useful lives of the acquired assets. Birtcher patents are amortized over a ten-year period corresponding to the average life remaining on significant patents. Birtcher goodwill is amortized over a 40-year period while Master Medical goodwill is amortized over a 15-year period.
     5. Birtcher settled two legal actions related to the acquisition by the Company for a total of $754 in 1995 prior to the acquisition date. This amount has been adjusted from the historical Birtcher amounts in the Pro Forma Consolidated Statement of Income for the nine months ended September 1995 because the amounts do not pertain to operating activities.
     6. Additional interest expense of $795 and $329 for the year ended December 30, 1994 and for the nine months ended September 29, 1995, respectively, has been added to the Pro Forma Consolidated Statements of Income to reflect the additional borrowings outstanding due to the Master Medical Acquisition as if the transaction had occurred as of the beginning of the periods presented.
     7. No income tax provisions were provided by Birtcher or Master Medical as Birtcher had operated at a loss while Master Medical formerly operated as a subchapter S corporation and therefore did not record tax expense at the corporate level. An adjustment has been made for the estimated tax effect of Birtcher and Master Medical's historical results and pro forma adjustments.
     8. The acquisition of Birtcher was effected by the issuance of approximately 1,620,000 shares of the Company's common stock for all of the outstanding shares of Birtcher common and preferred stock. Pro forma adjustments to the weighted average number of shares and equivalents have been made as if the transaction had occurred as of the beginning of the respective periods.
                                       14

NDM ACQUISITION
     9. NDM manufactures and markets a therapeutic device for treatment of deep vein thrombosis commonly referred to as a "foot pump". The Company is not acquiring this small product line and has eliminated the amounts applicable as follows:

                                                                                        1994     1995
Net sales............................................................................   $(344)   $(460)
Cost of sales........................................................................    (731)    (287)
Selling and administrative expense...................................................    (410)    (232)
Research and development expense.....................................................    (232)     (61)

     10. NDM manufactured a line of electrosurgical ground pads for Birtcher and continues to manufacture these ground pads for the Company. Sales from NDM to Birtcher and the Company amounted to $1,067 and $943 for the year ended December 30, 1994 and for the nine months ended September 29, 1995, respectively. These amounts have been eliminated from Sales and Cost of sales in the Pro Forma Consolidated Statements of Income.
     11. NDM's revenue and expense classifications are presented using different policies than those used by the Company. The increases (decreases) necessary to reclassify such items in accordance with the Company's policies are as follows:

                                                                                     1994       1995
Net sales........................................................................   $(2,848)   $(1,703)
Selling and administrative expense...............................................    (3,838)    (2,573)
Research and development expense.................................................     1,142        598
Other income (expense), net......................................................       152       (272)

     12. The NDM Acquisition involves a medical products company with products substantially similar to products currently manufactured and marketed by the Company. Management of the Company has developed a plan to be implemented on the day of the acquisition which will eliminate duplicate personnel and other duplicate costs and therefore increase the efficiency of the combined operation. Patents are amortized over a thirteen year period while goodwill is amortized over a 40-year period. Assuming the purchase had occurred as of the beginning of each period presented, the adjustments are as follows:

                                                                                     1994       1995
Cost of sales....................................................................   $(2,156)   $(1,618)
Selling and administrative expense...............................................    (2,861)    (2,542)
Research and development expense.................................................      (491)      (222)

     13. Historical interest expense for NDM of $475 and $424 for the year ended December 30, 1994 and the nine months ended September 29, 1995, respectively, have been eliminated as the related debt will not be assumed. Interest expense of $2,625 and $1,968 for the year ended December 30, 1994 and the nine months ended September 29, 1995, respectively, have been added to reflect a borrowing of $35,000 under the Company's term loan and revolving credit facility as if the borrowing had occurred as of the beginning of each period presented.
     14. The Company plans to offer 2,800,000 common shares in a primary stock offering to retire substantially all the debt of the Company incurred as a result of acquisitions. Assuming the net proceeds to the Company amount to $22.80 per share, the debt would be eliminated. Assuming the offering as of the beginning of each period presented, interest expense of $4,685 and $3,823 for the year ended December 30, 1994 and the nine months ended September 29, 1995, respectively, has been eliminated. Additionally, interest income of $250 and $188 has been added to the respective periods reflecting the accumulation of cash through positive cash flow.
     15. Entry to reflect the estimated tax effect of NDM's historical results and the pro forma adjustments.
     16. The Company will not acquire the debt of NDM or the assets and liabilities associated with the foot pump product line. Adjustments to the historical NDM balance sheet at September 29, 1995 to eliminate these items are as follows:
                                       15

Current portion of long-term debt...............................................   $(4,505)
Long-term debt (less current portion)...........................................    (4,800)
Cash............................................................................       (22)
Accounts receivable, net........................................................      (197)
Inventories.....................................................................    (1,089)
Other current assets............................................................       (39)
Property, plant and equipment...................................................       (35)
Patents and other assets........................................................       (30)
Accounts payable................................................................       (60)
Accrued liabilities.............................................................      (293)

     17. The NDM Acquisition will be effected by the payment of $32,000 subject to adjustment based on the net book value of the assets and liabilities acquired. The transaction will be accounted for as a purchase. The total purchase price, historical book value and preliminary adjustments of book value, assuming the acquisition occurred on September 29, 1995, are summarized as follows:

Purchase price of net assets acquired..........................................   $ 32,000
  Adjustments to determine goodwill:
  Historical net book value of NDM.............................................    (18,857)
  Eliminate debt not acquired..................................................     (9,305)
  Eliminate the net assets of the foot pump line...............................      1,059
  Adjust inventory to fair market value........................................      1,000
  Adjust property, plant and equipment to fair market value....................      1,000
  Adjust patents to fair market value..........................................      6,652
  Increase liabilities for change in control costs and financial, legal,
     accounting and similar expenses...........................................      3,700
Total adjustments..............................................................    (14,751)
Goodwill.......................................................................   $ 17,249

     18. The purchase price will be financed through an advance under a bank loan commitment for a term loan of $65,000. Additionally, the Company will refinance its existing debt under this commitment. The entire term loan is payable over five years at an interest rate of 1.25% over LIBOR. The Company has also received a bank commitment for a $15,000 revolving line of credit with similar interest amounts.
     19. Through a primary offering of 2,800,000 shares of the Company's Common Stock, the Company intends to receive proceeds of $67,200 less transaction costs of $3,360. The net equity amount, assuming the transaction occurred on September 29, 1995, would be accounted for as an increase in Common Stock of $28 and an increase in Paid in capital of $63,812. The cash proceeds would be used to eliminate substantially all of the debt of the Company.
                                       16

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
     The information below sets forth selected historical financial information for the Company for each of the four years in the period ended December 30, 1994 and for the nine month periods ended September 30, 1994 and September 29, 1995. Such information for the years ended December 25, 1992, December 31, 1993 and December 30, 1994 and as of December 31, 1993 and December 30, 1994 have been derived from and should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, incorporated herein by reference from the Company's Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein. Such information for the year ended December 27, 1991 and as of December 27, 1991 and December 25, 1992 have been derived from the audited financial statements not incorporated by reference or included herein. The selected historical financial information for the nine month periods ended September 30, 1994 and September 29, 1995 are unaudited but, in the opinion of management, reflect all adjustments (comprising only normal recurring accruals) necessary for a fair presentation of the consolidated operating results and financial position for such interim periods. Results for interim periods are not necessarily indicative of results for the full year or for any other period. The Company has not declared any cash dividends in the past five years.

                                                                                                            NINE MONTHS
                                                                      YEARS ENDED                              ENDED
                                               DECEMBER 27,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   SEPTEMBER 30,
                                                   1991           1992           1993           1994           1994
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
Net sales....................................    $ 38,458       $ 42,602       $ 53,641       $ 71,064        $52,649
Cost of sales................................      20,449         22,549         30,218         38,799         28,902
Selling and administrative expense...........      10,633         12,556         17,402         20,979         15,775
Litigation and product restructure...........      --             --              5,700(2)      --             --
Research and development expense.............       1,275          1,695          2,222          2,352          1,693
Income (loss) from operations................       6,101          5,802         (1,901)         8,934          6,279
Interest income (expense), net...............        (123)           290           (214)          (628)          (484)
Income (loss) before income taxes............       5,978          6,092         (2,115)         8,306          5,795
Provision (benefit) for income taxes.........       2,033          1,986           (719)         2,890          2,028
Net income (loss)............................    $  3,945       $  4,106       $ (1,396)      $  5,416        $ 3,767
Earnings (loss) per common and common
  equivalent share...........................    $    .46       $    .42       $   (.15)      $    .56        $   .40
Weighted average number of common shares and
  equivalents outstanding....................       8,526          9,702          9,426          9,624          9,500

                                               SEPTEMBER 29,
                                                   1995
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (1)
Net sales....................................    $  71,886
Cost of sales................................       37,960
Selling and administrative expense...........       18,703
Litigation and product restructure...........      --
Research and development expense.............        2,115
Income (loss) from operations................       13,108
Interest income (expense), net...............       (1,436)
Income (loss) before income taxes............       11,672
Provision (benefit) for income taxes.........        4,125
Net income (loss)............................    $   7,547
Earnings (loss) per common and common
  equivalent share...........................    $     .66
Weighted average number of common shares and
  equivalents outstanding....................       11,396

                                               DECEMBER 27,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,
                                                   1991           1992           1993           1994
BALANCE SHEET DATA (1):
  Working capital............................    $ 22,094       $ 23,827       $ 15,399       $ 18,159
  Total assets...............................      38,338         41,939         57,338         62,104
  Long-term debt (less current portion)......         107             30          9,375          6,875
  Total shareholders' equity.................      33,951         38,669         37,490         43,061

                                               SEPTEMBER 29,
                                                   1995
BALANCE SHEET DATA (1):
  Working capital............................    $  32,231
  Total assets...............................      118,146
  Long-term debt (less current portion)......       27,840
  Total shareholders' equity.................       71,224

(1) Includes the results of (i) CONMED Andover Medical, the subsidiary formed as a result of the Andover Acquisition, from July 12, 1993; (ii) Birtcher from March 14, 1995; and (iii) Master Medical from May 22, 1995, in each such case from the date of acquisition.
(2) Includes litigation charge of $5,000 relating to a patent infringement case involving the Company's line of coated electrosurgical accessory blades and a product restructure charge of $675 for the write-off of obsolete inventory.
                                       17

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with Selected Historical Financial Information, which is included elsewhere in this Prospectus.
GENERAL
     The Company is a leading provider of advanced electrosurgical systems and ECG electrodes and accessories. The Company's net sales have approximately doubled from 1993 to 1995 primarily as a result of the Company's acquisitions of businesses and product lines. The Company intends to continue to evaluate acquisition opportunities that could increase market share and/or add new products in related medical device fields.
     In August 1989, the Company purchased Aspen Laboratories, Inc., a manufacturer and distributor of electrosurgical generators and related electrosurgical products, from Zimmer, a subsidiary of Bristol-Myers Company for approximately $6.0 million plus a warrant to purchase 698,470 shares of Common Stock. In February 1991, the Company acquired the Concept electrosurgical disposables business (including the Techswitch brand) of Linvatec Corporation, a subsidiary of Bristol-Myers Squibb Company, for approximately $4.0 million. Through these acquisitions the Company acquired many of the lines of electrosurgical generators and disposable products it now sells.
     In July 1993, the Company acquired the business and certain assets of Medtronic Andover Medical, Inc., a manufacturer of ECG monitoring and diagnostic electrodes and ECG cables and lead wires, for a cash purchase price of approximately $21.8 million plus the assumption of approximately $1.2 million of liabilities. In November 1994, the Company purchased the assets associated with a product line involving the manufacture and sale of disposable ECG electrodes from Becton Dickinson Vascular Access, Inc. for approximately $2.0 million. These acquisitions expanded the ECG product offerings of the Company and have given the Company the additional market share necessary to become a leading supplier of ECG disposables to the domestic ECG disposables industry.
     In March 1995, the Company acquired Birtcher for approximately 1.6 million shares of Common Stock in a transaction valued at approximately $27.1 million. With the Birtcher Acquisition, the Company added the argon beam coagulation technology to its existing lines of electrosurgical products and strengthened the Company's position as a leading supplier of electrosurgical systems to the medical industry.
     In May 1995, the Company acquired the business and certain assets and liabilities of Master Medical for a cash purchase price of approximately $9.5 million plus the assumption of net liabilities totalling approximately $0.5 million. The Master Medical Acquisition added a line of single-use IV fluid drip rate gravity controllers to the Company's product line.
     In October 1995, the Company signed an asset purchase agreement whereby the Company will acquire substantially all the business and certain assets of NDM for a cash purchase price of approximately $32.0 million plus the assumption of net liabilities of approximately $5.1 million. Through the NDM Acquisition, which is expected to close in the first quarter of 1996 and which is subject to the approval of the shareholders of NDM, the Company will acquire the business of NDM relating to the design, manufacture and marketing of a broad line of ECG electrode products, disposable electrosurgical products and a broad line of various Hydrogel wound care products.
     From time to time, the Company explores acquisition opportunities and conducts discussions and negotiations regarding acquisition proposals. There are no current acquisition proposals pending and there can be no assurance that any future acquisitions will result from discussions and negotiations.
                                       18

RESULTS OF OPERATIONS
     The following table presents, as a percent of net sales, certain categories included in the Company's consolidated statements of income for the periods indicated:

                                                                       YEAR ENDED                           NINE MONTHS ENDED
                                                      DECEMBER 25,    DECEMBER 31,    DECEMBER 30,    SEPTEMBER 30,    SEPTEMBER 29,
                                                          1992            1993            1994            1994             1995
Net sales..........................................       100.0%          100.0%          100.0%           100.0%           100.0%
Operating expense:
  Cost of sales....................................        52.9            56.3            54.6             54.9             52.8
  Selling and administrative expense...............        29.5            32.4            29.5             30.0             26.0
  Litigation and product restructure...............          --            10.6              --               --               --
  Research and development expense.................         4.0             4.2             3.3              3.2              3.0
Income (loss) from operations......................        13.6           (3.5)            12.6             11.9             18.2
Interest income (expense), net.....................         0.7           (0.4)           (0.9)            (0.9)            (2.0)
Income (loss) before income taxes..................        14.3           (3.9)            11.7             11.0             16.2
Net income (loss)..................................         9.6           (2.6)             7.6              7.2             10.5

  NINE MONTHS ENDED SEPTEMBER 29, 1995 AND SEPTEMBER 30, 1994
     The Company had net sales of $71,886,000 for the nine months ended September 29, 1995 compared to $52,649,000 for the nine months ended September 30, 1994, an increase of 36.5%. The increase was substantially a result of the effects of the Birtcher and Master Medical Acquisitions.
     The Company's gross margin was 47.2% for the nine months ended September 29, 1995 compared to 45.1% for the nine months ended September 30, 1994. The increase in gross margin was primarily a result of economies of scale due to the Birtcher and Master Medical Acquisitions.
     Selling and administrative expense increased during the first nine months of 1995 when compared with the first nine months of 1994 due primarily to the effects of the Birtcher and Master Medical Acquisitions. However, as percentage of net sales, selling and administrative expense declined to 26.0% from 30.0% in the prior comparable period due to economies of scale resulting from acquisitions of Birtcher and Master Medical.
     The Company incurred $1,436,000 in interest expense in the first nine months of 1995 compared to $484,000 in 1994. This change was primarily a result of the effects of the debt incurred as a result of the Birtcher and Master Medical Acquisitions.
     The estimated effective income tax rates were approximately 35.3% in the first nine months of 1995 and 35.0% in the first nine months of 1994.
  YEARS ENDED DECEMBER 30, 1994 AND DECEMBER 31, 1993
     Net sales in 1994 increased to $71,064,000 compared to $53,641,000 in 1993, an increase of 32.5%. Approximately 75% of the total increase was a function of the Andover Acquisition which occurred on July 12, 1993. Net sales of CONMED Andover Medical's products are included with the Company's consolidated sales for all of 1994 but since July 12, 1993 (the acquisition date). The remainder of the increase was a result of increased volumes of product sold.
     The gross margin percentage increased to 45.4% in 1994 compared to 43.7% in 1993. This increase in gross margin is a result of increasing economies of scale and manufacturing efficiencies. During 1994, the Company consolidated its ECG wire and plastic molding operations in one location which reduced manufacturing expense as a percentage of net sales.
     Selling and administrative expense increased 20.6% to $20,979,000 from $17,402,000 as a result of increased sales activity. However, as a percentage of net sales, selling and administrative expense declined to 29.5% in 1994 compared to 32.4% in 1993. This improvement in selling and administrative expense as compared to net sales was a result of economies of scale resulting from the increased level of net sales and cost improvement programs including consolidation of customer service and re-alignment of sales territories after the Andover Acquisition.
     As described below, during 1993, the Company recorded a pre-tax charge of $5,700,000 for litigation and product restructure costs. No such costs were incurred in 1994.
                                       19

     Research and development expense increased 5.9% in 1994 compared to 1993. The Company continues to conduct research activities in all of its product lines, with a particular emphasis on surgical products for MIS procedures.
     Net interest expense increased to $628,000 in 1994 from $214,000 in 1993. The increase was primarily a result of the Andover Acquisition indebtedness being outstanding for an entire year in 1994 and only approximately one-half year in 1993. Further, 1993 had higher interest income amounts than 1994 as the Company had higher invested cash balances in the first half of 1993 prior to the Andover Acquisition.
     The Company's effective tax rate in 1994 was 34.8% reflecting the federal statutory rate of 34%, the effect of state income taxes and the benefit of a foreign sales corporation.
  YEARS ENDED DECEMBER 30, 1993 AND DECEMBER 25, 1992
     The Company's net sales increased $11,039,000 (25.9%) in 1993 compared to 1992. The increase was substantially a result of including CONMED Andover Medical's sales since its acquisition in the consolidated totals. Sales of core products generally exhibited little growth in 1993 compared to 1992. Management believes that sales in 1993 of core electrosurgical and patient care products were affected by the uncertainties of future health care provider financing caused by the national attention on health care reform.
     The gross margin on net sales was 43.7% in 1993 compared to 47.1% in 1992. This decline was caused primarily by CONMED Andover Medical products whose gross margins were lower than traditional gross margins. Additionally, the gross margin was affected by certain production inefficiencies from the start-up of new laparoscopic product production.
     Selling and administrative expense increased $4,846,000 primarily due to including CONMED Andover Medical's selling and administrative expenses since its acquisition. Further, the Company expanded its sales force and increased marketing activities in early 1993 with respect to certain new laparoscopic surgery products. It became apparent to management during 1993 that additional enhancements to these products were required. Without the anticipated revenue of these new products, management took action to reduce the related selling and marketing costs. As a percentage of net sales, selling and administration expense was 34.8% of net sales for the first six months of 1993 and 30.9% of net sales for the second six months of 1993.
     The Company's results of operations for 1993 were significantly impacted by the outcome of a patent infringement litigation concerning certain specialty coated electrosurgical accessory blades sold by the Company. During the fourth quarter of 1993, the Company recorded a $5,000,000 charge relating to this infringement, which included $2,100,000 of court awarded damages, legal fees and write-down of related inventory. The $2,100,000 damage award was paid in the second quarter of 1995 after the award was affirmed. Additionally, during the fourth quarter of 1993, management determined that certain inventories of electrosurgical pencils and laparoscopic surgery products were rendered obsolete by product enhancements. The value of these inventories was approximately $675,000 and was written off as a product restructure expense.
     Research and development expense increased $527,000 primarily as a result of the Andover Acquisition.
     The Company had net interest expense of $214,000 in 1993 compared to net interest income in 1992 of $290,000 due to the effects of funding the Andover Acquisition. Cash paid for the Andover Acquisition was $21,800,000, of which $8,300,000 was from the Company's own funds and $13,500,000 was from bank borrowings.
     The Company has recorded a net income tax benefit of $719,000 as a result of the 1993 pre-tax loss compared to income tax expense in 1992 of $1,986,000. LIQUIDITY AND CAPITAL RESOURCES
     In 1995, cash flow from operations was used primarily to fund accounts receivable and inventories related to the integration of the Birtcher and Master Medical Acquisitions into the Company's operations. Cash used by operations was $223,000 for the first nine months of 1995 while cash provided by operations was $5,781,000 for the first nine months of 1994. Operating cash flows for the first nine months of 1995 were aided by higher net income compared to the same period in 1994. Depreciation and amortization in 1995 were increased due to the effects of the Birtcher and Master Medical Acquisitions. Cash flows from operations for the first nine months of 1995 were negatively impacted by increases in accounts receivable, inventories and prepaid expenses and other assets. Payment of accounts payable, the patent litigation award and other current liabilities also reduced cash flow.
     Cash flows from operations were $8,260,000 for 1994 compared to $5,673,000 for 1993. Operating cash flows in 1994 were impacted by higher net income as well as increased depreciation expense and amortization caused by the Andover
                                       20

Acquisition. Additionally, accruals for payroll and withholding increased $1,327,000 causing a positive addition to operating cash flows for 1994. Accounts receivable increases of $1,684,000 and inventory increases of $619,000 partially offset increases in cash flow from operations in 1994 and are due to increased working capital requirements of the Company's expanded business.
     Net cash used by investing activities was $13,305,000 in the first nine months of 1995 compared to $1,334,000 in the first nine months of 1994. The Master Medical Acquisition utilized $9,500,000 of cash. Additions to property, plant and equipment for the first nine months of 1995 totaled $3,805,000. Included in this amount was the purchase of land and a building for the relocation of CONMED Andover Medical to Rome, New York for $1,200,000 for manufacturing purposes.
     The Company purchased $2,190,000 of new plant and equipment and the Company invested $2,000,000 to purchase an ECG product line from Becton Dickinson Vascular Access Inc. during 1994 resulting in a net use of cash for investing activities. Financing activities resulted in a net use of cash as the Company repaid $2,530,000 in long-term debt during 1994.
     Cash flows provided by financing activities were $11,515,000 for the first nine months of 1995. The Company refinanced its existing bank debt, as described below, and received $26,590,000 in additional proceeds. Payments on debt and other obligations included $2,871,000 on the Company's debt, $5,846,000 to Birtcher's bank to liquidate debt assumed in the acquisition and $8,289,000 of other Birtcher liabilities.
     The Company's credit facility consists of a $30,000,000 secured term loan and secured revolving line of credit of $10,000,000. As of September 29, 1995, $28,500,000 was outstanding under the term loan and $5,340,000 on the revolving line of credit. The existing term loan is payable over five years at an interest rate of 1.625% over LIBOR. The revolving line of credit terminates on April 1, 1998 and carries an interest rate of 1.5% over LIBOR. In order to meet cash requirements of the NDM Acquisition, the Company has obtained a commitment from existing lenders to increase its aggregate credit facility to $80,000,000, which is expected to consist of a $65,000,000 secured term loan and secured revolving line of credit of $15,000,000.
     Management believes that cash generated from operations, its current cash resources and funds available under its banking agreement will provide sufficient liquidity to ensure continued working capital for operations and funding of capital expenditures through at least 1997 barring unforeseen circumstances.
                                       21

                                    BUSINESS
GENERAL
     The Company is a leading provider of advanced electrosurgical systems and ECG electrodes and accessories. The Company also manufactures and markets a line of instruments for use in MIS procedures, as well as products used for IV therapy. Ninety percent of the Company's revenues are derived from the sale of single-use, disposable products. The Company's products are used in a variety of clinical settings, such as operating rooms, physicians' offices and critical care areas of hospitals. For the nine months ended September 29, 1995 and after giving pro forma effect to the Birtcher, Master Medical and NDM Acquisitions, net sales from the United States comprised 87% of total net sales and net sales outside the United States comprised 13% of total net sales.
     The Company is divided into three divisions: Electrosurgical Systems, Patient Care and Minimally-Invasive Surgery. Each division has its own dedicated salesforce. Through its Electrosurgical Systems Division, the Company develops, manufactures and markets a comprehensive range of electrosurgical generators, argon beam coagulation systems, electrosurgical ground pads and electrosurgical pencils. The Company's Patient Care Division develops, manufactures and markets a broad line of ECG electrodes (adult, infant, premie, stress test and diaphoretic), ECG cables and lead wires, IV stabilization dressings and IV fluid drip rate gravity controllers. The Company will enter the wound care market with the NDM Acquisition. The Company's Minimally-Invasive Surgery Division develops, manufactures and markets a line of MIS products, including an electronic trocar system, suction irrigators, scissors and suction coagulators.
     The Company has used strategic business acquisitions to increase its market share in certain product lines, broaden its product offerings and realize economies of scale. During the last three years, the Company has completed three significant business acquisitions. In addition, in October 1995, the Company entered into a definitive agreement to acquire substantially all the assets of NDM through an acquisition that is scheduled to be completed in the first quarter of 1996. These completed acquisitions, together with internal growth, resulted in net sales growth of approximately 70% over the past two years. INDUSTRY
     The health care industry is undergoing significant and rapid change. Health care delivery costs have increased dramatically in recent years as compared to the overall rate of inflation. The growing influence of managed care has resulted in increasing pressure on participants in the health care industry to contain costs. Accordingly, health care providers have been purchasing medical devices which improve productivity and contain costs.
     Health care providers continue to utilize low-cost, disposable medical devices, such as electrosurgical pencils and ground pads, ECG electrodes and other patient care products. Disposable devices improve health care professional productivity and, unlike reusable products, do not require costly, labor-intensive sterilization or reassembling. The risks of transmission of infectious diseases, such as AIDS, hepatitis and tuberculosis, and related concerns about occupational safety of health care professionals have also contributed to an increased demand for disposable, single-use products. In addition, the combination of medical cost containment pressures and patient-driven demands have resulted in greater use of minimally-invasive procedures as an alternative to traditional open surgery. MIS procedures reduce patient hospitalization and therapy, thereby reducing the cost to patients and health insurers.
     According to the American Hospital Association and the American College of Surgeons, in 1993 more than 23 million surgical procedures were performed in the over 5,300 general hospitals in the United States, with another approximately three million procedures being performed in the approximately 1,800 free standing ambulatory surgery centers. The Company believes that a majority of these operations involved electrosurgery. The American Hospital Association data also show that of the hospitals in the United States, there are approximately 96,000 intensive care beds, including neonatal, pediatric, cardiac and medical/surgical intensive care. The Company believes that a majority of these beds are equipped for ECG monitoring. In addition, the Company believes that demographic trends, such as the aging of the U.S. population, also have a favorable effect on the demand for the Company's disposable medical products, since older people generally require more medical care and undergo more surgical procedures.
     In response to increased competitive pressures in the health care industry, manufacturers of medical devices have been improving efficiency and productivity and consolidating. The Company believes that consolidations in the industry have increased primarily as a result of health care cost containment pressures. Consolidations can reduce costs from synergies in manufacturing, corporate overhead and research and development. The Company regards these developments as presenting
                                       22
opportunities for medical device companies seeking to increase sales in core product lines and expand into new product lines through acquisitions.
STRATEGY
     The following are the principal elements of the Company's growth strategy:
  GROWTH IN EXISTING BUSINESS
     The Company intends to expand its core business primarily through increased sales to its existing customers and sales of its products with new customers. The Company's core business should benefit from the expansion of the electrosurgery and patient care markets. The Company believes that it can continue to improve its core business by capitalizing on its marketing organization, its competitive position and its reputation for quality products. In addition, the Company intends to continue developing a broader international customer base in Europe and in growth markets, such as the Far East. The Company also intends to expand its sales into the growing MIS market through the new sales force dedicated exclusively to serving the MIS marketplace.
  INTRODUCTION OF NEW PRODUCTS
     The Company has a significant commitment to research and development. The Company intends to continue to introduce new products and product enhancements of its existing products into the health care market by taking advantage of its technical expertise. In early 1995, the Company introduced the UNIVERSAL S/I(tm) (suction/irrigation) and UNIVERSAL-PLUS(tm) laparoscopic instruments, EXCALIBUR(Register mark) PLUS generator and the Hand-Trol Elite(tm) pencil. At the American College of Surgeons in October 1995, the Company introduced four new products, including: (i) the EXCALIBUR(Register mark) PLUS/PC generator,
(ii) the SELECT ONE(Register mark) Monopolor Laparoscopic Scissors, (iii) a disposable smoke evacuation pencil, and (iv) the BEAMER PLUS ABC(Register mark) module.
  ACQUISITIONS OF BUSINESSES AND PRODUCT LINES
     The Company believes that it can continue to realize net sales and income growth through synergistic acquisitions of businesses and product lines. The Company intends to continue to evaluate acquisition opportunities that could increase market share and/or add new products in related medical device fields. With the Birtcher Acquisition, the Company acquired the proprietary argon beam coagulation ("ABC") technology and the ABC(Register mark) product line. Clinicians have reported the benefits of ABC in certain clinical situations, such as open-heart surgery, where there is a need to quickly coagulate bleeding tissue. With the NDM Acquisition, the Company will acquire the line of Hydrogel wound care products, including ClearSite(Register mark), which is a completely transparent wound dressing that allows monitoring of the wound in the course of healing without removing the wound dressing.
  VERTICAL INTEGRATION AND PRODUCT CONSOLIDATION
     The Company intends to continue to improve operating margins by consolidating its product lines, integrating its manufacturing facilities and streamlining its processes. In 1995, the Company moved the manufacturing facilities of its CONMED Andover Medical subsidiary to the newly purchased Rome, New York facility located near the Company's Utica headquarters, resulting in cost savings that are expected to approximate $1.2 million per year. The Company's manufacturing capacity would permit further consolidations to reduce overhead and increase operating efficiencies (such as increasing capacity utilization). The Company also is further automating its facilities. ELECTROSURGERY DIVISION
     The Company's electrosurgical products consist of electrosurgical pencils, electrosurgical ground pads and electrosurgical generators. The Company also distributes a wide range of accessories used with electrosurgical generators such as forceps, adapters and cables. Most accessories of other electrosurgical companies are compatible with the Company's generators, including specialty accessories used in urologic surgery. During 1993, 1994 and 1995, net sales attributable to the Electrosurgery Division represented 43%, 54% and 54%, respectively, of the Company's net sales.
  ELECTROSURGERY
     Electrosurgery is the technique of using a high-frequency electric current which, when applied to tissue through special instruments, can be used to cut tissue, coagulate, or cut and coagulate simultaneously. An electrosurgical system consists of a generator, an active electrode in the form of a pencil or other instrument which the surgeon uses to apply the current from the
                                       23
generator to the target tissue and a ground pad to safely return the current to the generator. Electrosurgery is routinely used in most forms of surgery, including dermatologic and thoracic, orthopedic, urologic, neurosurgical, gynecological, laparoscopic and other endoscopic procedures.
     ABC is a special method of electrosurgery, which allows a faster and more complete coagulation of many tissues as compared to conventional electrosurgery. Unlike conventional electrosurgery, the current travels in a beam of ionized argon gas, allowing the current to be dispersed onto the bleeding tissue without the instrument touching the tissue. Clinicians have reported notable benefits of ABC in certain clinical situations including open-heart surgery, liver, spleen and trauma surgery and various other applications.
  ELECTROSURGERY PRODUCTS
     ELECTROSURGICAL PENCILS. The Company manufactures and markets electrosurgical pencils, which are used by surgeons to introduce the electrosurgical current to the target tissue. The pencils can be either foot-controlled or hand-controlled; the majority of pencils sold by the Company are hand-controlled. The Company manufactures primarily disposable electrosurgical pencils, but also offers reusable pencils. In addition, the Company sells a line of disposable blades used with electrosurgical pencils for specific surgical applications, including cutting, coagulating and the resection of diseased tissue.
     ELECTROSURGICAL GROUND PADS. The Company manufactures and markets disposable ground pads in adult, pediatric and infant sizes as well as a ground pad specifically designed for prematurely born or low birth-weight infants (premies), the PREMIE Ground Pad. The Company believes that its PREMIE Ground Pad is the only disposable ground pad specifically made and marketed for these special patients. The Company also manufactures and markets ground pads specifically designed for use with its Aspen Return Monitor alarm system (A.R.M.), as well as alarm systems of competitive generators. Most of the Company's ground pads are made with its proprietary conductive adhesive polymer.
     ELECTROSURGICAL GENERATORS. The Company offers both conventional electrosurgical generators and the ABC(Register mark), which combines conventional electrosurgical cutting and coagulation capabilities with the Company's patented argon gas electrocoagulation technology. Most models include a safety alarm, the A.R.M., which monitors the contact of the ground pad to the patient's skin surface. Should the ground pad lose contact with the patient's skin, or a rise in electrical resistance occur, the monitor will disable the electrosurgical current until the problem is identified and corrected. Systems such as this provide an increased level of safety to the patient.
     The Company's line of conventional electrosurgical generators features the EXCALIBUR(Register mark) PLUS, which incorporates the A.R.M. and offers full-function capabilities for both monopolar and bipolar applications, including general surgery as well as thoracic, urologic, laparoscopic and neurosurgical procedures. In addition to the EXCALIBUR(Register mark) PLUS, the conventional generators marketed by the Company include the SABRE(Register mark) 2400, a full-feature generator suitable for routine use in most surgical procedures, and the SABRE(Register mark) 180, a low-power generator for surgical procedures in a physician's office or clinic setting.
     Hyfrecator Plus(Register mark) is a low-power electrosurgical generator specifically designed for the physician's office based procedures, including dermatology, plastic surgery, dental and oral surgery and otolaryngology. The Hyfrecator Plus(Register mark) is the latest model of Hyfrecator(Register mark) generator that has been marketed to physicians for over 50 years, and was acquired in the Birtcher Acquisition. The Company markets a line of accessories for the Hyfrecator Plus(Register mark).
     ARGON BEAM COAGULATION SYSTEM. The Company's ABC(Register mark) products include specialized electrosurgical generators, specialized disposable handpieces and ground pads. The Company's proprietary ABC(Register mark) devices provide non-contact argon gas electrocoagulation and conventional electrosurgical cutting and coagulation capabilities. The models 6000 and 6400 ABC(Register mark) generators offer automatic gas-flow control as the power settings are increased or decreased, and a full-function electrosurgical generator with integrated argon beam coagulation capability. The Company's Beamer ABC(Register mark) module is a gas cart which is used in conjunction with an existing electrosurgical generator and is a lower cost alternative to the fully featured ABC(Register mark) system. The Beamer ABC(Register mark) units work in conjunction with the hospital's present electrosurgery unit.
PATIENT CARE DIVISION
     The Company's patient care products consist of ECG monitoring electrodes, intravenous flow controllers and catheter stabilization dressings, wound care products and other miscellaneous products. During 1993, 1994 and 1995, net sales attributable to the Patient Care Division represented 55%, 44% and 43%, respectively, of the Company's net sales.
                                       24

  ECG MONITORING
     ECGS. An ECG is a representation of the electrical activity that stimulates the contraction of the heart muscle. This electrical activity can be detected by disposable electrodes which consist of a conductive element, a conductive gel for contact to the skin and an adhesive backing material that keeps the electrode adhered to the patient's skin for the required period of ECG monitoring. ECG monitoring is used to diagnose irregularities in heart function.
     Disposable ECG electrodes are placed on the patient's skin in various patterns around the heart using 3, 5 or 10 electrodes per patient, depending upon the specific type of monitoring technique. The electrodes provide a direct contact to the skin surface by which the electrical activity of the heart can be sensed and relayed to a special ECG monitor by way of its lead wire and cable connections. ECG electrodes are used in the operating room and critical care areas of hospitals and for diagnostic tests, including exercise stress testing and ambulatory monitoring. Many ambulances and paramedic units have the capability to monitor the ECG in emergency situations outside of the hospital.
     ECG MONITORING PRODUCTS. The Company has developed and markets ECG electrodes for various patients and applications, including prematurely born infants, diaphoretic patients, stress test monitoring, ambulatory monitoring, and special ECG electrodes for use in surgery. The strength of the product line lies in specific design features that provide those characteristics required to accurately detect the electrical signal and to remain in contact with the patient's skin for extended periods of time. Several special monitoring situations require electrodes that will not show a visible image under x-ray. This will allow the patient to undergo special diagnostic or therapeutic procedures with the use of x-ray and still have continuous monitoring of the ECG. The Company has developed special electrodes for this purpose.
     The Company also manufactures and markets ECG monitoring cables, reusable and disposable lead wire products and accessories. ECG cables and lead wires are reusable products designed to transmit ECG signals from the heart (converted into electrical signals by an electrode) to an ECG monitor or recorder. Lead wires connected directly to the electrodes are plugged into the patient end of the cable. Cables are designed to accept from three to fifteen lead wires depending on the level of monitoring required.
  INTRAVENOUS THERAPY
     IVS. A large percentage of patients admitted to hospitals will undergo some type of IV therapy where medical fluids or blood are introduced into the patient's bloodstream. As part of the nursing care to the patient, the catheter or needle must be stabilized onto the skin to prevent movement of the catheter, as well as be covered with a dressing to keep the entry site free from bacterial contamination. The volume and speed of fluids administered to the patient in surgery or medical units must be controlled for proper infusion of the fluids. Typically, the flow of these intravenous fluids is controlled either by an electronic pump or gravity controller or by a manually operated clamping mechanism.
     INTRAVENOUS THERAPY PRODUCTS -- VENI-GARD(REGISTER MARK) CATHETER STABILIZATION DRESSING. VENI-GARD(Register mark) is a disposable, sterile product designed to hold and secure an IV needle or catheter in place. VENI-GARD(Register mark) provides a protective, sterile barrier over the entry site by incorporating a transparent, semi-permeable membrane to allow an unobstructed view of the entry site with a patented foam border to provide stabilization of the catheter. This membrane also allows the evaporation of moisture vapor but is impermeable to outside fluids. The
VENI-GARD(Register mark) product line also includes specialized products for various applications in specialty segments of the IV therapy market including those used in conjunction with Total Parenteral Nutrition (intravenous feeding) and cardiovascular catheters.
      -- DISPOSABLE IV FLUID DRIP RATE GRAVITY CONTROLLERS. With the Master Medical Acquisition, the Company acquired Master Medical's line of disposable IV fluid drip rate gravity controllers. These disposable devices are a cost-effective alternative to electronic controllers or pumps. These devices are available as add-on extension sets which are attached to the primary IV tubing or as part of the full tubing set connecting the main IV bag to the patient's IV catheter.
  WOUND CARE MANAGEMENT
     WOUND CARE. Wounds to the skin are referred to as acute, such as surgical incisions and burns, or chronic, which are slow-healing conditions such as chronic venous ulcers, pressure ulcers, diabetic ulcers and wounds from various skin diseases. Traditionally, most open wounds have been treated with "dry" dressings such as gauze or covered with various ointments. A recent trend has been the use of occlusive dressings made from polymers called hydrocolloids and hydrogels. These occlusive dressings keep the wound "moist" or hydrated in order to promote healing. Wound care dressings are sold to hospitals as well as to alternate care sites such as nursing homes and skilled nursing facilities.
                                       25

     WOUND CARE PRODUCTS. As part of the NDM Acquisition, the Company will acquire NDM's wound care business unit. NDM has developed a proprietary hydrogel technology, which is currently manufactured and marketed under the name ClearSite(Register mark). It is a transparent wound dressing that consists of hydrogel and a flexible, continuous polyurethane film covering. Because ClearSite(Register mark) is transparent, the health care provider is able to monitor the course of healing without removing the wound dressing. ClearSite(Register mark) absorbs wound exudate and, as the gel begins to saturate, moisture vapor transpires into the atmosphere.
ClearSite(Register mark) is able to absorb 2 1/2 times its weight in wound exudate and maintain its structural integrity and wound healing capabilities for up to seven days.
     In 1994, NDM introduced its island dressing form of
ClearSite(Register mark). The island dressing has a clear, breathable, pliable, adhesive polyurethane film border. The Company also markets a wound care product called Hydrogauze(Register mark), which is a gauze-like material that has been impregnated with dehydrated ClearSite(Register mark) that hydrates upon contact with wound exudate. Hydrogauze(Register mark) combines the look and feel of gauze bandages with the wound healing advantages of ClearSite(Register mark) hydrogel.
MINIMALLY-INVASIVE SURGERY DIVISION
     Building on its expertise in electrosurgery, in 1991 the Company began marketing its line of MIS products, consisting of electronic trocars and multifunctional instruments. In 1993, 1994 and 1995, net sales attributable to the Minimally-Invasive Surgery Division represented 2%, 2% and 3%, respectively, of the Company's net sales.
  MINIMALLY-INVASIVE SURGERY
     MIS, or surgery performed without a major incision, results in less trauma for the patient and produces important cost savings as a result of reduced hospitalization and therapy. Laparoscopic surgery is an MIS procedure performed on organs in the abdominal cavity such as the gallbladder, appendix and female reproductive organs. During a laparoscopic procedure, devices called "trocars" are used to puncture the abdominal wall and then removed, leaving in place a trocar cannula. The trocar cannula provides access into the abdomen for the camera systems and surgical instruments. The recent trend toward minimally invasive surgery has led to the development of additional applications for laparoscopic surgery that can utilize electrosurgery systems.
  ELECTROSURGICAL PRODUCTS FOR LAPAROSCOPIC SURGERY
     TroGARD(Register mark), a proprietary electronically controlled trocar system for laparoscopic surgery, incorporates a blunt-tipped version of a trocar (ordinarily a sharp pointed surgical instrument that punctures the abdominal wall) and an Electronic Trocar Monitor ("ETM") for making the puncture through the body wall. The TroGARD(Register mark) cuts through the body wall with electrosurgical current rather than the sharp, pointed tips of conventional trocars. The ETM automatically and immediately deactivates the electrosurgical generator when the monitor senses that the trocar has entered the abdominal cavity. Simultaneously, it sounds an audible alarm for the surgeon upon entry into the abdominal cavity.
     The Company also markets the UNIVERSAL S/I(tm) (suction/irrigation) and UNIVERSAL-PLUS(tm) laparoscopic instruments, specialized suction/irrigation electrosurgical instrument systems for use in laparoscopic surgery, which consist of a disposable handle and valve/control assembly with a system of interchangeable, single-use, disposable cannulae and instrument tips. The UNIVERSAL-PLUS(tm) offers the surgeon a choice of hand-control or foot-control of electrosurgery with suction/irrigation controls conveniently located on the handle of the instrument. The UNIVERSAL S/I(tm) laparoscopic instrument system provides high flow suction/irrigation, without electrosurgical capability, to fit the preferences of a wide range of surgeons and laparoscopic techniques. The Company also markets electrosurgical pencils, suction/irrigation accessories, laparoscopic scissors, insufflation needles and ABC(Register mark) handpieces for use in laparoscopic surgery.
MARKETING
     The principal markets for the Company's products are the approximately 5,300 general hospitals and approximately 1,800 surgery centers in the United States. Certain of the Company's products are sold to others in the medical industry for private labeling. The total domestic sales and marketing force consists of approximately 100 persons. The Company's salespeople have been with the Company an average of five years.
     The Company has located its salespeople (territory managers) in key metropolitan areas. They are supervised and supported by district managers and regional managers. Home office sales and marketing management provide the overall direction for the sales of the Company's products. The sales force is required to work closely with distributors where applicable and to maintain close relationships with end-users. Domestically, the Company's products are sold through approximately 20 national and regional hospital distributors, 150 to 250 local distributors, as well as directly to hospitals.
                                       26

     The Company's domestic salesforce is structured into three groups, Electrosurgical Systems, Patient Care and MIS. The Electrosurgical Systems salesforce is responsible for selling the Company's electrosurgical products which are typically used during surgical procedures. The Patient Care salesforce is responsible for selling the Company's products which are typically used by various patient care areas of a hospital. The primary patient care products are ECG electrodes and the IV therapy products. The MIS salesforce is responsible for selling the Company's laparoscopic products.
     The Company's international sales efforts are conducted by five international marketing managers. International sales accounted for 13.6% of the Company's sales during 1994. Among the top foreign markets for the Company are Japan, Germany, Canada, China and Korea. International sales grew in 1994 in all regions and sales growth continued in 1995, with the strongest sales gains in China and the Far East.
     The Company focuses on keeping its salespeople highly trained and educated in the applications for its products. The Company's salespeople call on key departments such as the surgery, intensive care, cardiac care and neonatal intensive care units and the emergency room. Therefore, it is essential that the sales force has the ability to train doctors and nursing staff on the techniques needed to take full advantage of the Company's products. A key element in the sale of any Company product is the initial and ongoing inservice training required of the end-user. The hiring criteria of the Company's salespeople include requiring them to have a background in the sale of medical devices. The field sales force is trained in the technical aspects of the Company's products and their uses, and provides hospital personnel and surgeons with information relating to the technical features and benefits of the Company's products. RESEARCH AND DEVELOPMENT ACTIVITIES
     The Company's research and development department consists of 34 employees. The Company's research and development programs are focused on the development of new products, as well as the enhancement of existing products through the updating of technology and design. Product development efforts include product extensions and improvements, electrosurgical applications in MIS procedures and other single use medical products. During the three years 1992, 1993 and 1994, the Company spent approximately $1,695,000, $2,222,000 and $2,352,000 respectively, for research and development. The Company's expenditures for research and development in 1995 have increased over 1994, with expenses of $2,115,000 for the nine month period ended September 29, 1995, because of the research efforts for MIS and in other product areas.
     The Company has 85 U.S. patents and numerous corresponding foreign patents on its products expiring at various dates from 1996 through 2012 and has additional patents pending. Due to technological change, the Company does not solely rely on its patents, but believes that development of new products and improvement of existing ones is and will be generally more important than patent protection in maintaining its competitive position.
NEW PRODUCTS
     At the American College of Surgeons meeting in October 1995, the Company introduced four new products. The EXCALIBUR(Register mark) PLUS/PC (Power Control) is the most recent generation of the Company's EXCALIBUR(Register mark) generator and incorporates a unique feature not previously seen in electrosurgical generators. The EXCALIBUR(Register mark) PLUS/PC has been designed with a special software program that allows the surgeon to use any standard handcontrolled pencil or instrument to directly increase or decrease the power settings of the generator. The Company believes this is the first technology of its kind applied to electrosurgery and has applied for patent protection. The Company intends to begin marketing EXCALIBUR(Register mark) PLUS/PC in the first quarter of 1996.
     The Company has extended its line of electrosurgical instruments for laparoscopic surgery with its SELECT ONE(Register mark) Monopolor Laparoscopic Scissors. The laparoscopic scissors are single-use and disposable. The Company released this product in early November 1995.
     The third product introduced at the College of Surgeons meeting was the disposable smoke evacuation pencil. This electrosurgical pencil has specially designed channels to remove the smoke plume, generated by the cutting and coagulation of tissue, from the surgical field. This feature addresses the concerns of health care givers toward certain potential health hazards from prolonged exposure to possible contaminants carried by the smoke plume generated by the use of electrosurgery and lasers. The Company intends on beginning the marketing of this product in the first quarter of 1996.
     The BEAMER PLUS(tm) ABC(Register mark) module is an updated design of the Company's current stand-alone ABC(Register mark) module, the
BEAMER(Register mark). The BEAMER PLUS(tm) adds increased flow capabilities and flow control for use in laparoscopic surgery. The BEAMER PLUS(tm) is a more economical unit for providing argon beam coagulation capability to most electrosurgical generators. The Company anticipates marketing the BEAMER PLUS(tm) in the first quarter of 1996.
                                       27

MANUFACTURING AND SUPPLY ARRANGEMENTS
     The Company manufactures or assembles most of its products at its own facilities. The Company operates in Utica and Rome, New York from owned facilities aggregating approximately 250,000 square feet. Additionally, the Aspen subsidiary operates from an owned facility of approximately 65,000 square feet of space in Englewood, Colorado; the Birtcher subsidiary leases a 15,000 square foot warehouse and distribution center in El Paso, Texas pursuant to a lease that expires in May 1997 and a 25,000 square foot manufacturing facility in Juarez, Mexico pursuant to a lease that expires in June 1998; and the NDM business is operated from an owned facility of approximately 100,000 square feet in Dayton, Ohio. The Company believes its facilities are adequate in terms of space and suitability for its needs over the next several years.
     The Company's vertically integrated manufacturing process allows it to (i) obtain cost efficiencies by purchasing raw materials for its disposable products in bulk and converting those materials into the parts and pieces used in final assembly and (ii) react quickly to changes in demand for the Company's products. The Company believes that its manufacturing capabilities are significant in terms of cost control, quality control and security of proprietary processes. The Company uses various manual, semi-automated and automated equipment for fabrication and assembly of its products and is continuing to further automate its facilities to remain competitive.
     The Company believes its production and inventory practices are generally reflective of conditions in the industry. The Company's products are not generally made to order or to individual customer specifications. Accordingly, the Company schedules production and stocks inventory on the basis of experience and its knowledge of customer order patterns, and its judgment as to anticipated demand. Since customer orders must generally be filled promptly for immediate shipment, backlog is not significant to an understanding of the Company's business.
COMPETITION
     The markets for the Company's surgical systems products and patient care products are competitive, and many of the Company's competitors are substantially larger and stronger financially than the Company. The major competitors of the Company include ValleyLab (a division of Pfizer), 3M Corporation, Johnson & Johnson and U.S. Surgical Corporation.
     The Company believes that product design, development and improvement, customer acceptance, marketing strategy, customer service and price are critical elements to compete in the industry. Other medical procedures, such as those involving laser technology and drugs, could at some point prove to be interchangeable alternatives to the Company's electrosurgical products. GOVERNMENT REGULATION
     All the Company's products are classified as medical devices subject to regulation by the FDA. The Company's new products require premarketing notification to the FDA under a procedure known as 510(k). A 510(k) premarket notification clearance indicates FDA agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to another medical device that was on the market prior to 1976 or that has received 510(k) premarketing notification clearance. Some products have been continuously produced, marketed and sold since May 1976 and require no 510(k) clearance. The Company's products are all either Class I or Class II products with the FDA, meaning that the Company's products must meet certain FDA standards and are subject to the 510(k) premarket notification clearance discussed above, but are not required to be approved by the FDA.
     The Company's European Community sales are subject to government regulations known as the "CE" mark certification. The Company's electronic devices (electrosurgical generators, Hyfrecators(Register mark) and
ABC(Register mark) units) have received a "CE" mark certification.
     As a manufacturer of medical devices, the Company's manufacturing processes and facilities are subject to periodic on-site inspections and continuing review by the FDA to insure compliance with "Good Manufacturing Practices." Many of the Company's products are subject to industry-set standards. Industry standards relating to the Company's products are generally formulated by committees of the Association for the Advancement of Medical Instrumentation. The Company believes that its products presently meet applicable standards.
     The Company is subject to product recall. During 1992, the Company voluntarily recalled certain lots of its reusable electrosurgical pencils due to a production matter which compromised the number of times the pencil could be re-sterilized. The problem was rectified resulting in an immaterial cost to the Company. In March 1993, the Company voluntarily recalled certain lots of its TechSwitch electrosurgical pencils due to a production matter which caused a small percentage of the
                                       28
pencils in the affected lots to function in an inconsistent manner. The production matter was resolved and did not have a material effect on the Company's financial condition.
EMPLOYEES
     As of December 1, 1995 the Company had 868 full-time employees, of whom 631 were in manufacturing, 34 were in research and development, and the balance were in sales, marketing, executive and administrative positions. None of the Company's employees is represented by a union, and the Company considers its employee relations to be excellent. The Company has never experienced any strikes or work stoppages.
LEGAL PROCEEDINGS
     From time to time the Company is a defendant in certain lawsuits alleging product liability or other claims incurred in the ordinary course of business. These claims are generally covered by various insurance policies, subject to certain deductible amounts and maximum policy limits.
     The Company's Birtcher subsidiary is voluntarily participating in an environmental investigation at its former facility in El Monte, California. The former facility is located in the El Monte Operable Unit of the San Gabriel Valley Superfund Site. The Environmental Protection Agency has not named Birtcher as a Potentially Responsible Party in this matter. In connection with its accounting for the Birtcher Acquisition, the Company has established what it believes is an appropriate reserve for this matter. Such reserve is the subject of an adjustment in the purchase accounting for the Birtcher Acquisition. The Company does not expect that the resolution of the environmental investigation will have a material adverse effect on the Company's financial condition and results of operations.
     The Company's ABC(Register mark) technology is protected by patents in the United States, Canada, United Kingdom, Germany and Japan. Three separate companies have filed challenges to the validity of the United Kingdom, German and Japanese patents. The Company is vigorously defending the validity of these patents in those jurisdictions.
     Manufacturers of medical products may face exposure to significant product liability claims. To date, the Company has not experienced any material product liability claims, but any such claims arising in the future could have a material adverse effect on the Company's business or results of operations. The Company currently maintains commercial product liability insurance of $10,000,000 per incident and $10,000,000 in the aggregate annually, which the Company, based on its experience, believes is adequate. This coverage is on a claims-made basis. There can be no assurance that claims will not exceed insurance coverage or that such insurance will be available in the future at a reasonable cost to the Company.
                                       29

                                   MANAGEMENT
DIRECTORS AND EXECUTIVE OFFICERS
     The executive officers of the Company and the members of the Company's Board of Directors are as follows:

NAME                        AGE     POSITION
Eugene R. Corasanti         65      President and Chairman of the Board of Directors
William W. Abraham          64      Senior Vice President
Joseph B. Gross             37      Vice President-Operations
Jeffrey H. Palmer           52      Vice President-Sales
Robert D. Shallish, Jr.     47      Vice President-Finance and Assistant Secretary
Joseph J. Corasanti         32      Vice President-Legal Affairs, General Counsel and
                                      Director
Frank R. Williams           47      Vice President-Technology Assessment
Thomas M. Acey              49      Secretary and Treasurer
Luke A. Pomilio             31      Controller
Harry Cone                  75      Director
Robert E. Remmell           65      Director and Assistant Secretary
Bruce F. Daniels            61      Director

     EUGENE R. CORASANTI has served as Chairman, President and a Director of the Company since its incorporation in 1970. Prior to that time he was an independent public accountant. Mr. Corasanti holds a B.B.A. degree in Accounting from Niagara University. Mr. Corasanti is also Chairman of the Board of Directors of the Company. Eugene R. Corasanti's son, Joseph J. Corasanti, is a Director and General Counsel of the Company.
     WILLIAM W. ABRAHAM joined the Company in May 1977 as General Manager. He has served as the Company's Vice President-Manufacturing and Engineering since June 1983. In November of 1989 he was named Executive Vice President and on March 24, 1993, he was named Senior Vice President of the Company. Mr. Abraham holds a B.S. degree in Industrial Management from Utica College.
     JOSEPH B. GROSS joined the Company as Manager of Manufacturing Engineering in April 1988 and became Vice President-Operations in May 1992. Prior to his employment with the Company, Mr. Gross was employed at Oneida Ltd. Silversmiths. Mr. Gross holds a B.S. degree from the State University of New York-College of Technology and a Master's degree in Business Administration from Rensselaer Polytechnic Institute.
     JEFFREY H. PALMER joined the Company as National Sales Manager in October 1988 and became Vice President-Sales in September 1989. Prior to his employment with the Company, Mr. Palmer served as Director of Sales for the Medical Products Division of AMSCO International for ten years. Mr. Palmer holds a B.A. degree from Eastern Michigan University.
     ROBERT D. SHALLISH, JR. joined the Company as Vice President-Finance in December 1989 and has served as an Assistant Secretary since March 1995. Prior to this he was employed as Controller of Genigraphics Corporation in Syracuse, New York since 1984. He was employed by Price Waterhouse LLP as a certified public accountant and senior manager from 1972 through 1984. Mr. Shallish graduated with a B.A. degree in Economics from Hamilton College and holds a Master's degree in Accounting from Syracuse University.
     JOSEPH J. CORASANTI has served as Director and Vice President-Legal Affairs of the Company since 1994 and as General Counsel of the Company since March 1993. Prior to that time he was an Associate Attorney with the law firm of Morgan, Wenzel & McNicholas, Los Angeles, California from 1990 to March 1993 and a law school student at Whittier College School of Law from 1986 to 1989. Mr. Corasanti holds a B.A. degree in Political Science from Hobart College and a J.D. degree from Whittier College School of Law. Joseph J. Corasanti is the son of Eugene R. Corasanti, Chairman, President and Chief Executive Officer of the Company.
     FRANK R. WILLIAMS joined the Company in 1974 as Sales Manager and Director of Marketing, became Vice President-Marketing and Sales in June 1983. In September 1989 he became Vice President-Business Development and became Vice President-Technology Assessment in November 1995. Mr. Williams graduated with a B.A. degree from Hartwick College in 1970 as a biology major and did his graduate study in Human Anatomy at the University of Rochester College of Medicine.
     THOMAS M. ACEY has been employed by the Company since August 1980 and has served as the Company's Treasurer since August 1988 and as the Company's Secretary since January 1993. Mr. Acey holds a B.S. degree in Public Accounting
                                       30
from Utica College and prior to joining the Company was employed by the certified public accounting firm of Tartaglia & Benzo in Utica, New York.
     LUKE A. POMILIO joined the Company as Controller in September 1995. Prior to his employment with the Company, Mr. Pomilio served for two years as Controller of Rome Cable Corporation, a wire and cable manufacturer. He was also employed as a certified public accountant for seven years with Price Waterhouse LLP where he served most recently as an audit manager. Mr. Pomilio graduated with a B.S. degree in Accounting and Law from Clarkson University.
     HARRY CONE has served as a Director of the Company since May 4, 1981. Mr. Cone is a certified public accountant and was a partner in the firm of Sugarman & Cone (and its predecessor), Utica, New York, from 1958 until 1986 when he became semi-retired. Mr. Cone graduated with a B.B.A. degree in Accounting from Syracuse University.
     ROBERT E. REMMELL has served as a Director since June 9, 1983 and as Assistant Secretary since June 1983. Mr. Remmell has been a partner since January 1961 of Steates Remmell Steates & Dziekan, Utica, New York, the Company's corporate counsel. The Company paid approximately $56,000 to Steates Remmell Steates & Dziekan for services rendered during fiscal year 1995. Mr. Remmell holds a B.A. degree from Utica College and a J.D. from Syracuse University School of Law.
     BRUCE F. DANIELS has served as a Director of the Company since August 25, 1992. Since 1993, Mr. Daniels has been the Controller of the Construction Division of Chicago Pneumatic Tool Company, where he has been employed since 1974. From 1991 until 1993, he was the Controller of the International Division of Chicago Pneumatic Tool Company and from 1981 until 1991, he was the Controller of the Tool Division of Chicago Pneumatic Tool Company. Mr. Daniels holds a B.S. degree in Business from Utica College.
                            THE SELLING SHAREHOLDER
     Of the 2,950,000 shares of Common Stock offered hereby (excluding up to 442,500 shares that may be sold by the Company pursuant to the Underwriters' over-allotment option), 150,000 shares are being sold by Eugene R. Corasanti, the Company's President and Chairman of the Board of Directors (c/o the Company, 310 Broad Street, Utica, New York 13501). As of the date of this Prospectus, Eugene R. Corasanti beneficially owned (or had the right to acquire through the exercise of options exercisable within 60 days) 613,650 shares of Common Stock, representing approximately 5.3% of the outstanding Common Stock. Upon completion of this Offering, Eugene R. Corasanti will beneficially own (or have the right to acquire through the exercise of options exercisable within 60 days) 463,650 shares of Common Stock, representing approximately 3.3% of the outstanding Common Stock (after giving effect to the Offering).
                          DESCRIPTION OF CAPITAL STOCK
     The Company's authorized capital stock currently consists of 20,000,000 shares of Common Stock, par value $0.01 per share, and 500,000 shares of Preferred Stock, par value $0.01 per share.
COMMON STOCK
     As of December 1, 1995, there were 11,095,786 shares of Common Stock issued and outstanding held of record by 1,323 shareholders.
     The Company is authorized by its Restated Certificate of Incorporation to issue 20,000,000 shares of Common Stock. Subject to the preferences, limitations and relative rights of holders of Preferred Stock described below, the holders of Common Stock are entitled, among other things, (i) to share ratably in dividends if, when, and as declared by the Board of Directors out of funds legally available therefor, (ii) to one vote for each share held of record on all matters at all meetings of shareholders, and (iii) in the event of liquidation, dissolution or winding-up of the Company, to share ratably in the distribution of assets remaining after payment of debts and expenses. Holders of shares of Common Stock have no cumulative voting rights or preemptive rights to subscribe for or purchase any additional shares of capital stock issued by the Company. All issued and outstanding shares of the Common Stock are, and the shares of Common Stock being issued and sold by the Company will be, validly issued, fully paid and non-assessable by the Company. The Company's transfer agent and registrar is Registrar and Transfer Company.
     Under New York law, a corporation may declare and pay dividends or make other distributions in cash or its bonds or its property on its outstanding shares, except when currently the corporation is insolvent or would thereby be made insolvent, or
                                       31
when the declaration, payment or distribution would be contrary to any restriction contained in the certificate of incorporation. The Company's Restated Certificate of Incorporation contains no such restriction. In general, dividends may be declared or paid and other distributions may be made out of surplus only, so that the net assets of the corporation remaining after such declaration, payment or distribution shall at least equal the amount of its stated capital.
     The Board of Directors presently intends to retain future earnings to finance the development of the Company's business and does not presently intend to declare cash dividends. Should this policy change, the declaration of dividends will be determined by the Board of Directors in the light of conditions then existing, including the Company's financial requirements and condition and provisions affecting the declaration and payment of dividends contained in debt agreements. The Credit Agreement prohibits the Company's payment of cash dividends and further subjects the Company to compliance with various financial covenants.
PREFERRED STOCK
     The Company is currently authorized to issue up to 500,000 shares of the Preferred Stock, par value $.01 per share, none of which is issued and outstanding, which may be issued in one or more series by the Board of Directors without further action by shareholders. The Board of Directors is authorized to fix as to any such series the dividend rate or rates, redemption prices, preferences on liquidation, dissolution and winding-up, sinking fund terms (if any), conversion or exchange rights (if any), voting rights and any other preferences or special rights and qualifications. No shares of Preferred Stock have been issued.
     Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.
COMMON STOCK WARRANT
     On August 31, 1989, in connection with the acquisition of Aspen, the Company issued to Zimmer a warrant covering shares of Common Stock (the "Zimmer Warrant"). The Zimmer Warrant is currently exercisable in whole or in part for 698,470 shares of Common Stock at a price of $4.2951 per share. Certain registration rights are afforded under the terms of the Zimmer Warrant. The number of shares and the exercise price are subject to adjustment for stock splits, dividends, distributions and combinations. A further adjustment of the exercise price is provided in the event of the granting of rights or options (other than with respect to the Company's 1983 Employee Stock Option Plan) or the issuance or sale by the Company of shares at a price lower than the market price (as defined) or the exercise price. Except under limited circumstances, any unexercised portion of the Zimmer Warrant will expire on August 31, 2000.
                        SHARES ELIGIBLE FOR FUTURE SALE
     Upon completion of this offering, the Company will have outstanding 13,895,786 shares of Common Stock, an increase of 2,800,000 shares, or 25%, over the shares outstanding prior to the offering. 1,098,195 shares of Common Stock benefically owned by certain persons who may be deemed "affiliates" of the Company for purposes of Rule 144 and Rule 145 under the Securities Act of 1933, as amended (the "Securities Act"), are "restricted" shares not freely tradeable without restriction or further registration under the Securities Act. Subject to the agreement described under "Underwriting," all of these restricted shares are eligible for sale in the open market in accordance with Rule 144 or Rule 145 under the Securities Act. See "The Selling Shareholders" and "Underwriting."
     In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned his or her shares for at least two years, including persons who may be deemed "affiliates" of the Company as the term "affiliate" is defined under the Securities Act, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (138,957 shares upon completion of the Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Such sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about the Company. In addition, any person (or persons whose shares are aggregated) who is not deemed an "affiliate" of the Company, and who has beneficially owned his or her shares for at least three years, is entitled to sell such shares under Rule 144 without regard to the volume limitations, manner of sale provisions or notice requirements. Under Rule 145 as currently in effect, former affiliates of Birtcher are free to publicly resell their shares in accordance with the provisions of Rule 144, other than the two-year holding period requirement.
                                       32

     While no predictions can be made of the effect, if any, that open market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time, sales of substantial amounts of the Common Stock in the public market could adversely affect market prices and trading activities in the Common Stock.
                                  UNDERWRITING
     Under the terms and subject to the conditions in the Underwriting Agreement, dated the date hereof, each of the underwriters named below (the "Underwriters") for whom Smith Barney Inc., Needham & Company, Inc. and UBS Securities Inc. are acting as the Representatives (the "Representatives") has severally agreed to purchase, and the Company and the Selling Shareholders have agreed to sell to each Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such underwriter below:

UNDERWRITER                                                                            NUMBER OF SHARES
Smith Barney Inc....................................................................
Needham & Company, Inc..............................................................
UBS Securities Inc..................................................................
  Total.............................................................................      2,950,000

     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and part to certain dealers at a price which represents
a concession not in excess of $     per share below the public offering price.
The Underwriters may allow, and such dealers may reallow, a concession not in
excess of $     per share to the other Underwriters or to certain other dealers.
After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.
     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 442,500 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number of shares of Common Stock set forth opposite such Underwriter's name in the preceding table bears to the total number of shares of Common Stock in such table.
     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
     The rules of the Commission generally prohibit the Underwriters from making a market in the Common Stock during the two business days prior to commencement of sales in this Offering (the "Cooling Off Period"). The Commission has, however, adopted Rule 10b-6A ("Rule 10b-6A"), which provides an exemption from such prohibition for certain passive market making transactions. Such passive market making transactions must comply with applicable price and volume limits and must be identified as passive market making transactions. In general, pursuant to Rule 10b-6A, a passive market maker must display its bid for a security at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded. Further, net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker's average daily trading volume in a security during a specified prior period and must be discontinued when such limit is reached. Pursuant to the exemption provided by Rule 10b-6A, certain of the Underwriters and selling group members may engage in passive market making in the Common Stock during the Cooling Off Period. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail, and if commenced, may be discontinued at any time.
     The Company, the Selling Shareholders and certain of the Company's officers and directors who beneficially own in the aggregate 1,210,095 shares of Common Stock (approximately 10.9% of the outstanding Common Stock), have agreed that, for a period of 120 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer for sale, sell, contract to sell or otherwise dispose (other than by gift to transferees who agree to be subject to the same restrictions) of any Common Stock (or any securities convertible into or exercisable or exchangeable for Common Stock) or grant any options or warrants to purchase Common Stock, except that the Company may issue stock options pursuant to its existing stock option plans and shares pursuant to the exercise of the Zimmer Warrant, a registration statement
                                       33
on Form S-4 or S-8 or in private placement transactions exempt from the registration requirements of the Securities Act so long as the transferee thereof agrees to be subject to the same restrictions and one of the Company's officers, who beneficially owns 33,750 shares of Common Stock, may sell up to shares of Common Stock.
                            VALIDITY OF COMMON STOCK
     The validity of the Common Stock offered hereby by the Company will be passed on for the Company by Steates Remmell Steates & Dziekan, Utica, New York, counsel of the Company, and by Sullivan & Cromwell, New York, New York, special counsel to the Company, and for the Underwriters by Dewey Ballantine, New York, New York. Robert E. Remmell, a partner of Steates Remmell Steates & Dziekan, is an Assistant Secretary, a director and a shareholder of the Company.
                                    EXPERTS
     The consolidated financial statements of CONMED Corporation as of December 30, 1994 and December 31, 1993 and for each of the three years in the period ended December 30, 1994, incorporated by reference in this Prospectus, have been so included on the reliance on the reports of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.
     The consolidated financial statements of Birtcher Medical Systems, Inc. at June 30, 1993 and 1994 and for each of the two years in the period ended June 30, 1994, incorporated by reference in this Prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing therein, and are included in reliance on such report given upon the authority of such firm as experts in accounting and auditing.
     The consolidated financial statements of The Master Medical Corporation at December 31, 1993 and 1994 and for each of the two years in the period ended December 31, 1994, incorporated by reference in this Prospectus, have been audited by Mansperger Patterson & McMullin, CPA's, independent auditors, as set forth in their report appearing therein, and are included in reliance on such report given upon the authority of such firm as experts in giving said reports.
     The consolidated financial statements of New Dimensions in Medicine, Inc. as of December 31, 1994 and October 15, 1994 and for the ten-week period ended December 31, 1994 and the consolidated financial statements of MEI Diversified Inc. as of October 14, 1994 and December 31, 1993 and for the period ended October 14, 1994 and for the two years in the period ended December 31, 1993, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent auditors, as set forth in their reports appearing therein, and are included in reliance upon the authority of said firm as experts in giving said reports.
     Reference is made to said report on the consolidated financial statements of New Dimensions in Medicine, Inc. which includes an explanatory paragraph related to the ability of New Dimensions in Medicine, Inc. to continue as a going concern. Although the consolidated financial statements of MEI Diversified, Inc. incorporated in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, their report with respect thereto contains a disclaimer of opinion. No reliance has therefore been placed on that report as a basis for inclusion of those statements in this Prospectus.
                             AVAILABLE INFORMATION
     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices:
Seven World Trade Center, Suite 1300, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") of which this Prospectus forms a part, with respect to the shares of Common Stock being offered hereby pursuant to the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. Such additional information can be inspected at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of the Registration Statement can be obtained from the Commission at prescribed rates by writing to the Commission at such address.
                                       34

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The Company hereby incorporates by reference into this Prospectus the following documents or information filed with the Commission:
          (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1994, as amended by the Company's Annual Report on Form 10-K/A filed December 21, 1995 (the "Form 10-K");
          (b) The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, June 30 and September 29, 1995 (each, a "Form 10-Q" and, collectively, the "Form 10-Qs");
          (c) the Company's Current Reports on Form 8-K filed March 29, 1995, May 30, 1995, June 6, 1995, August 3, 1995, October 20, 1995 and December 21, 1995 (the "Form 8-Ks"); and
          (d) all documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering made hereby.
     Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a subsequent statement contained herein or in any subsequently filed document which also is or is deemed to be superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
     THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF ANY SUCH PERSON, A COPY OF ANY OR ALL OF THE INFORMATION INCORPORATED HEREIN BY REFERENCE OTHER THAN EXHIBITS TO SUCH INFORMATION (UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO SUCH INFORMATION). THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES ARE LOCATED AT 310 BROAD STREET, UTICA, NEW YORK 13501, AND ITS TELEPHONE NUMBER IS (315) 797-8375. REQUESTS FOR SUCH COPIES SHOULD BE DIRECTED TO THE SECRETARY OF THE COMPANY AT ITS EXECUTIVE OFFICES.
                                       35

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.
                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary...................................     3
Risk Factors.........................................     6
Use of Proceeds......................................     7
Dividend Policy......................................     7
Price Range of Common Stock..........................     8
Capitalization.......................................     9
Unaudited Pro Forma Consolidated Financial
  Information........................................    10
Selected Historical Financial Information............    17
Management's Discussion and Analysis of
  Financial Condition and Results of Operations......    18
Business.............................................    22
Management...........................................    30
The Selling Shareholder..............................    31
Description of Capital Stock.........................    31
Shares Eligible for Future Sale......................    32
Underwriting.........................................    33
Validity of Common Stock.............................    34
Experts..............................................    34
Available Information................................    34
Incorporation of Certain Documents by
  Reference..........................................    35

                                2,950,000 Shares
                            (Conmed logo appears here)

                                  Common Stock
                                   PROSPECTUS
                               FEBRUARY   , 1996
                               Smith Barney Inc.
                            Needham & Company, Inc.
                              UBS Securities Inc.

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION*
     The following are the estimated expenses of the issuance and distribution of the securities being registered, all of which will be paid by the Registrant.

                                                                                              SELLING
                                                                                COMPANY     SHAREHOLDER
SEC registration fee.........................................................   $ 14,997     $     694
NASD filing fee..............................................................      7,921           424
Blue sky fees and expenses...................................................
Printing and engraving expenses..............................................
Legal fees and expenses......................................................
Accounting fees and expenses.................................................
Transfer agent fees and expenses.............................................
Nasdaq listing fee...........................................................
Miscellaneous................................................................
Total........................................................................   $            $

* All amounts are estimated except for the SEC registration fee, NASD filing fee and Nasdaq listing fee.
ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS
     Section 722 of the New York Business Corporation Law (the "New York Law") provides that a corporation may indemnify an officer or director, in the case of third party actions, against judgments, fines, amounts paid in settlement and reasonable expenses and, in the case of derivative actions, against amounts paid in settlement and reasonable expenses, if the director or officer "acted, in good faith, for a purpose which he reasonably believed to be in . . . the best interests of the corporation" and, in the case of criminal actions, "had no reasonable cause to believe that his conduct was unlawful." Statutory indemnification may not be provided in derivative actions in respect of a threatened action, or a pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such portion of the settlement and expenses as the court deems proper.
     As contemplated by New York Law Section 721, the Company's Bylaws, as amended on December 26, 1990, provide a broader basis for indemnification in accordance with and as permitted by New York Law Article 7.
          Section 6.6 of the Bylaws of the Company provides as follows:
          Section 6.6 INDEMNIFICATION. The Corporation shall indemnify each person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of the Corporation, or serves or served at the request of the Corporation, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the Corporation has given its prior consent to such settlement or other disposition.
          The Corporation may advance or promptly reimburse upon request any person entitled to indemnification hereunder for all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such person to repay such amount if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed exceed the amount to which such person is entitled, provided, however, that such
                                      II-1
     person shall cooperate in good faith with any request by the Corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.
          Anything in these bylaws to the contrary notwithstanding, no elimination of this bylaw, and no amendment of this bylaw adversely affecting the right of any person to indemnification or advancement of expenses hereunder, shall be effective until the 60th day following notice to such person of such action, and no elimination of or amendment to this bylaw shall deprive any person of his or her rights hereunder arising out of alleged or actual occurrences, acts or failures to act prior to such 60th day.
          The Corporation shall not, except by elimination or amendment of this bylaw in a manner consistent with the preceding paragraph, take any corporate action or enter into any agreement which prohibits, or otherwise limits the rights of any person to, indemnification in accordance with the provisions of this bylaw. The indemnification of any person provided by this bylaw shall continue after such person has ceased to be a director, officer or employee of the Corporation and shall inure to the benefit of such person's heirs, executors, administrators and legal representatives.
          The Corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to such person to the fullest extent permitted by applicable law as it currently exists, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to this bylaw, it being expressly recognized hereby that all directors, officers and employees of the Corporation, by serving as such after the adoption hereof, are acting in reliance hereon and that the Corporation is estopped to contend otherwise.
          In case any provision in this bylaw shall be determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the Corporation to afford indemnification and advancement of expenses to its directors, officers and employees, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.
          For purposes of this bylaw, the Corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his or her duties to the Corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan, and excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered indemnifiable expenses. For purposes of this bylaw, the term "Corporation" shall include any legal successor to the Corporation, including any corporation which acquires all or substantially all of the assets of the Corporation in one or more transactions.
     Reference is also made to Section 9 of the Underwriting Agreement filed as
Exhibit 1 to the Registration Statement for information concerning the Underwriters' obligation to indemnify the Registrant and its officers and directors in certain circumstances.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES
     None
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
     (a) Exhibits

  EXHIBIT
  NUMBER                                                     DESCRIPTION
    1*        Form of Underwriting Agreement between the Company and the Selling Stockholder and the Underwriters
    4.1       Bylaws of the Company (incorporated by reference to Exhibit A in the Company's Current Report on Form 8-K,
              dated March 8, 1991 (File No. 0-16093)).
    4.2       1992 Amendment to Certificate of Incorporation and Restated Certificate of Incorporation of the Company
              (incorporated by reference to Exhibit 3.2 in the Company's Annual Report on Form 10-K for the year ended
              December 25, 1992).
    4.4       Warrant to Purchase Common Stock, dated August 31, 1989, issued by the Company to Zimmer, Inc. covering shares of Common Stock (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement
              on Form S-2 (File No. 33-40455)).

                                      II-2

  EXHIBIT
  NUMBER                                                     DESCRIPTION
    4.5       Credit Agreement-Term Loan Facility, dated as of March 8, 1995, among CONMED Corporation, the Banks signatory thereto and The Chase Manhattan Bank, N.A., as agent (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed March 29, 1995).
    4.6       Credit Agreement-Revolving Credit Facility, dated as of March 8, 1995, among CONMED Corporation, the Banks signatory thereto and The Chase Manhattan Bank, N.A., as agent (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed March 29, 1995).
    5.1*      Opinion of Steates Remmell Steates & Dziekan with respect to the securities being issued hereunder.
   23(a)      Consent of Price Waterhouse LLP.
   23(b)      Consent of Ernst & Young LLP.
   23(c)      Consent of Mansperger Patterson & McMullin CPA's.
   23(d)      Consent of Arthur Andersen LLP.
   23(e)      Consent of Steates Remmell Steates & Dziekan (included in the opinion filed as Exhibit 5.1 hereto).
   24.1       Power of Attorney (included on page II-5).

* Indicates to be filed by Amendment
     (b) Financial Statement Schedules
     The following schedules contain summary financial information extracted from the consolidated financial statements of the Company and are qualified in their entirety by reference to such financial statements.

SCHEDULE                                                                                          PAGE
Schedule II....................................................................................   S-1

ITEM 17. UNDERTAKINGS
     The undersigned registrant hereby undertakes that:
     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.
     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.
     (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
                                      II-3

                                   SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Utica and State of New York, on the 21st day of December, 1995.
                                         CONMED CORPORATION
                                         By: /s/      EUGENE R. CORASANTI
                                           NAME: EUGENE R. CORASANTI
                                           TITLE: PRESIDENT, CHIEF EXECUTIVE
                                         OFFICER AND
                                           CHAIRMAN OF THE BOARD
                               POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert D. Shallish, Jr. and Joseph J. Corasanti and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by below by the following persons in the capacities and on the date indicated.

                      SIGNATURE                                            TITLE                             DATE
         /s/             EUGENE R. CORASANTI            President, Chief Executive Officer and        December 21, 1995
                 EUGENE R. CORASANTI                      Chairman of the Board (Principal
                                                          Executive Officer)
        /s/            ROBERT D. SHALLISH, JR.          Vice President Finance (Principal Financial   December 21, 1995
               ROBERT D. SHALLISH, JR.                    Officer)
         /s/              JOSEPH J. CORASANTI           Vice President Legal Affairs, General         December 21, 1995
                 JOSEPH J. CORASANTI                      Counsel and Director
          /s/                LUKE A. POMILIO            Controller (Principal Accounting Officer)     December 21, 1995
                   LUKE A. POMILIO
           /s/                  HARRY CONE              Director                                      December 21, 1995
                      HARRY CONE
          /s/              ROBERT E. REMMELL            Director                                      December 21, 1995
                  ROBERT E. REMMELL
          /s/               BRUCE F. DANIELS            Director                                      December 21, 1995
                   BRUCE F. DANIELS

        SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS (IN THOUSANDS)

COLUMN A                                         COLUMN B                        COLUMN C                   COLUMN D
                                                                                ADDITIONS
                                                                          (1)                 (2)
                                                BALANCE AT             CHARGED TO          CHARGED TO
DESCRIPTION                                 BEGINNING OF PERIOD    COSTS AND EXPENSES    OTHER ACCOUNTS    DEDUCTIONS
1994
  Allowance for bad debts................          $ 347                                                      $ (4)
  Inventory reserves.....................          $ 559                  $144
1993
  Allowance for bad debts................          $ 303                  $ 44
  Inventory reserves.....................          $ 324                  $235
1992
  Allowance for bad debts................          $ 239                  $ 64
  Inventory reserves.....................          $ 254                  $ 70
COLUMN A                                     COLUMN E

                                            BALANCE AT
DESCRIPTION                                END OF PERIOD
1994
  Allowance for bad debts................      $ 343
  Inventory reserves.....................      $ 703
1993
  Allowance for bad debts................      $ 347
  Inventory reserves.....................      $ 559
1992
  Allowance for bad debts................      $ 303
  Inventory reserves.....................      $ 324


                                          INDEX TO EXHIBITS
  EXHIBIT                                                                                                                SEQUENTIAL
  NUMBER                                                     DESCRIPTION                                                  PAGE NO.
    1*        Form of Underwriting Agreement between the Company and the Selling Stockholder and the Underwriters
    4.1       Bylaws of the Company (incorporated by reference to Exhibit A in the Company's Current Report on Form 8-K,
              dated March 8, 1991 (File No. 0-16093)).
    4.2       1992 Amendment to Certificate of Incorporation and Restated Certificate of Incorporation of the Company
              (incorporated by reference to Exhibit 3.2 in the Company's Annual Report on Form 10-K for the year ended
              December 25, 1992).
    4.4       Warrant to Purchase Common Stock, dated August 31, 1989, issued by the Company to Zimmer, Inc. covering shares of Common Stock (incorporated by reference to Exhibit 4.6 of the Company's Registration Statement
              on Form S-2 (File No. 33-40455)).
    4.5       Credit Agreement-Term Loan Facility, dated as of March 8, 1995, among CONMED Corporation, the Banks signatory thereto and The Chase Manhattan Bank, N.A., as agent (incorporated by reference to Exhibit 99.1 of the Company's Current Report on Form 8-K filed March 29, 1995).
    4.6       Credit Agreement-Revolving Credit Facility, dated as of March 8, 1995, among CONMED Corporation, the Banks signatory thereto and The Chase Manhattan Bank, N.A., as agent (incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K filed March 29, 1995).
    5.1*      Opinion of Steates Remmell Steates & Dziekan with respect to the securities being issued hereunder.
   23(a)      Consent of Price Waterhouse LLP.
   23(b)      Consent of Ernst & Young LLP.
   23(c)      Consent of Mansperger Patterson & McMullin CPA's.
   23(d)      Consent of Arthur Andersen LLP.
   23(e)      Consent of Steates Remmell Steates & Dziekan (included in the opinion filed as Exhibit 5.1 hereto).
   24.1       Power of Attorney (included on page II-5).

* Indicates to be filed by Amendment